As filed with the Securities and Exchange Commission
                  on June 25, 2003   Registration No. 333-14230
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------


                       POST-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM F-6
                             REGISTRATION STATEMENT
                                     UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS




   (Exact name of issuer of deposited securities as specified in its charter)

                             ----------------------


               TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
                  (Translation of issuer's name into English)


                             ----------------------

                             The Republic of China
           (Jurisdiction of incorporation or organization of issuer)

                      -----------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                             ----------------------

                                111 Wall Street
                            New York, New York 10043
                                 (212) 657-5100

                             ----------------------
         (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                             CT Corporation System
                         111 Eighth Avenue (13th floor)
                            New York, New York 10011
                                 (212) 894-8940
      (Name, address, including zip code, and telephone number, including area code, of agent for service)


                      -----------------------------------
                                   Copies to:
       John D. Young, Jr., Esq.                   Frettra M. Miller, Esq.
        Sullivan & Cromwell LLP                       Citibank, N.A.
 Otemachi First Square, East Tower 16F               111 Wall Street
         5-1, Otemachi 1-chome                      15th Floor, Zone 9
      Chiyoda-ku, Tokyo 100-0004,                New York, New York 10043
         Japan 81-3-3213-6140


                         ------------------------------
It is proposed that this filing become effective under
Rule 466:                                           :|_|immediately upon filing.
                                                    :|_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |X|

--------------------------------------------------------------------------------

             This Post-Effective Amendment No. 1 to the Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                   PROSPECTUS



             The Prospectus consists of the form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 1 to the Registration Statement and incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS


                             Cross Reference Sheet


Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                  Location in Form of American
                                                  Depositary Receipt ("Receipt")
Item Number and Caption                           Filed Herewith as Prospectus

1.       Name of Depositary and                Face of Receipt -  Introductory
                                                                  -------------
         address of its principal              paragraph

2.       Title of Receipts and                 Face of Receipt - Top center
                                                                 -----------
         identity of deposited                 and introductory paragraph
         securities


Terms of Deposit:


      (i)    The amount of deposited           Face of Receipt - Upper right
                                               ---------------
             securities represented            corner
             by one American
             Depositary Share


      (ii)   The procedure for                 Reverse of Receipt - Paragraph
                                               ------------------
             voting, if any, the               (17)
             deposited securities

      (iii)  The collection and                Face of Receipt - Paragraphs (4)
                                               ---------------
             distribution of                   and (5)
             dividends                         Reverse of Receipt - Paragraph
                                               ------------------
                                               (15)

      (iv)   The transmission of               Reverse of Receipt - Paragraph
                                               ------------------
             notices, reports and              (19)
             proxy soliciting
             material

                                                  Location in Form of American
                                                  Depositary Receipt ("Receipt")
Item Number and Caption                           Filed Herewith as Prospectus

      (v)    The sale or exercise                 Face of Receipt - Paragraphs
                                                  ---------------
             of rights                            (4) and (5)
                                                  Reverse of Receipt - Paragraph
                                                  ------------------
                                                  (15)

      (vi)   The deposit or sale of               Face of Receipt - Paragraphs
                                                  ---------------
             securities resulting                 (3) and (5)
                                                  Reverse of Receipt -Paragraphs
             from dividends, splits               ------------------
             or plans of                          (15) and (18)
             reorganization

      (vii)  Amendment, extension                 Reverse of Receipt -Paragraphs
                                                  ------------------
             or termination and                   (23) and (24) (no provision
             of the deposit                       for extension)
             agreement

      (viii) Rights of holders of                 Reverse of Receipt - Paragraph
                                                  ------------------
             Receipts to inspect                  (19)
             the transfer books of
             the depositary and
             the list of holders
             of Receipts

      (ix)   Restrictions upon                    Face of Receipt - Paragraphs
                                                  ---------------
             the right to deposit                 (1), (2) and (6)
             or withdraw the
             underlying securities

      (x)    Limitation upon the                  Reverse of Receipt - Paragraph
                                                  ------------------
             liability of the                     (21)
             depositary

3.       Fees and charges which                   Face of Receipt - Paragraph
                                                  ---------------
         may be imposed directly                  (8)
         or indirectly on holders
         of Receipts



Item 2.   AVAILABLE INFORMATION                   Face of Receipt - Paragraph
                                                  ---------------
                                                  (14)


2(b) Taiwan Semiconductor Manufacturing Company Limited is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports and other information can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W., (Room 1024), Washington D.C. 20549.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 3.   EXHIBITS


                  (a)(i) Form of Amended and Restated Deposit Agreement, among Taiwan Semiconductor Manufacturing Company Limited (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder (including the form of American Depositary Receipt ("ADR") to be issued thereunder) (the "Deposit Agreement"). - Filed herewith as Exhibit
(a)(i).

                  (a)(ii) Amended and Restated Deposit Agreement, dated as of June 7, 2000, among the Company, the Depositary and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder (the "Existing Deposit Agreement"). ___Previously filed as Exhibit (a) to the Registration Statement on Form F-6 (Reg. No. 333-14230), filed with the Commission on December 26, 2001.


                  (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. - None

                  (c) Every material contract relating to the deposited securities between the Depositary and the Company in effect within the last three years. - None.


                  (d) Opinion of Fretta M. Miller, counsel for the Depositary, as to the legality of the securities registered. - Previously filed as Exhibit (d) to the Registration Statement on Form F-6 (Reg. No. 333-14230), filed with the Commission on December 26, 2001.


                  (e)      Certificate under Rule 466. - None.


                  (f) Powers of Attorney for certain officers and directors of the Company. - Set forth on the signature pages to the Registration Statement on Form F-6 (Reg. No. 333-14230), previously filed with the Commission on December 26, 2001.

Item 4.   UNDERTAKINGS

                  (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

                  (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

                                   SIGNATURES



                  Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the form of Amended and Restated Deposit Agreement, by and among Taiwan Semiconductor Manufacturing Company Limited, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 25th day of June, 2003.

                                        Legal entity created by the form of
                                        Amended and Restated Deposit Agreement
                                        for the issuance of American Depositary
                                        Receipts evidencing American Depositary
                                        Shares issued thereunder, each American
                                        Depositary Share representing five (5)
                                        Common Shares, par value NT $10.00 per
                                        share, of Taiwan Semiconductor
                                        Manufacturing Company Limited.



                                        CITIBANK, N.A., solely in its capacity
                                        as Depositary




                                        By:      /s/ Emi Mak
                                            -------------------------------
                                             Name:  Emi Mak
                                             Title:   Vice President

                                   SIGNATURES




                  Pursuant to the requirements of the Securities Act of 1933, as amended, Taiwan Semiconductor Manufacturing Company Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Hsinchu, Taiwan on this 25th day of June, 2003.


                                        TAIWAN SEMICONDUCTOR MANUFACTURING
                                        COMPANY LIMITED




                                        By:       /s/ Harvey H.W. Chang
                                           -------------------------------------
                                            Name:  Harvey H.W. Chang
                                            Title: Senior Vice President, Chief
                                                   Financial Officer and
                                                   Spokesperson

                               POWER OF ATTORNEY
                               -----------------



                  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Harvey H.W. Chang as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including additional post-effective amendments and supplements to the Registration Statement on Form F-6 (Reg. No. 333-14230), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as each such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute to substitutes, may lawfully do or cause to be done by virtue thereof.


                  Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the following capacities on June 25, 2003.



        Signature                                       Title
        ---------                                       ------

*                                       Director and Chief Executive Officer
------------------------------
Morris Chang


*                                       Director and Deputy Chief
------------------------------          Executive Officer
F.C. Tseng


                                        Director
------------------------------
J.C. Lobbezoo



                                        Director
------------------------------
Jaap van Oost



*                                       Director
------------------------------
Chintay Shih



/s/ Stan Shih                           Director
------------------------------
Stan Shih


                                        Director
------------------------------
Lester C. Thurow


                                        Director
------------------------------
Peter L. Bonfield

                                        Director, President and
/s/ Rick Tsai                           Chief Operating Officer
------------------------------
Rick Tsai



                                        Senior Vice President, Chief Financial
*                                       Officer and Spokesperson
------------------------------
Harvey H.W. Chang


*                                       Controller
------------------------------
Lora Ho










*By:  s/ Harvey H. W. Chang             Attorney-in-Fact
   ---------------------------
         Harvey H.W. Chang

                    SIGNATURE OF AUTHORIZED REPRESENTATIVE OF
               TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED


                  Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Taiwan Semiconductor Manufacturing Company Limited has signed the Registration Statement or amendment thereto in San Jose, California, on this 25th day of June, 2003


                                        TSMC NORTH AMERICA



                                        By:       /s/ Edward C. Ross
                                            ------------------------------------
                                            Name:  Edward C. Ross
                                            Title:    President

                                Index to Exhibits



                                                                   Sequentially
Exhibit                 Document                                   Numbered Page
-------                 --------                                   -------------

(a)(i)                  Form of Amended and Restated
                        Deposit Agreement

             (a)(i) Form of Amended and Restated Deposit Agreement

                                                                Execution Copy






               TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED


                                      and


                         CITIBANK, N.A., As Depositary,


                                      AND


               HOLDERS AND BENEFICIAL OWNERS FROM TIME TO TIME OF

                          AMERICAN DEPOSITARY RECEIPTS

                              --------------------

                     Amended and Restated Deposit Agreement

                              --------------------





                          Dated as of __________, 2003

                               Table of Contents
                                                                            Page
                                                                            ----


                                   ARTICLE I

                                  DEFINITIONS

  Section 1.01.  ADR Facilities...............................................2
  Section 1.02.  ADRs; American Depositary Receipts or Receipts...............2
  Section 1.03.  Affiliate....................................................2
  Section 1.04.  American Depositary Shares; ADSs.............................2
  Section 1.05.  Applicant....................................................2
  Section 1.06.  Beneficial Owner" shall mean as to any ADS, any person or entity..........................................2
  Section 1.07.  Business Day.................................................3
  Section 1.08.  CBC..........................................................3
  Section 1.09.  Certificate(s) of Payment....................................3
  Section 1.10.  Commission...................................................3
  Section 1.11.  Company......................................................3
  Section 1.12.  Custodian....................................................3
  Section 1.13.  Deposit Agreement............................................3
  Section 1.14.  Depositary...................................................3
  Section 1.15.  Deposited Securities.........................................3
  Section 1.16.  DTC..........................................................4
  Section 1.17.  DTC Participant..............................................4
  Section 1.18.  Eligible Securities..........................................4
  Section 1.19.  Eligible Securities Registrar................................4
  Section 1.20.  Exchange Act.................................................4
  Section 1.21.  The words herein and hereof..................................4
  Section 1.22.  Holder.......................................................4
  Section 1.23.  Initial Deposit..............................................4
  Section 1.24.  NT Dollars or NT$............................................4
  Section 1.25.  Offering.....................................................4
  Section 1.26.  Original ADS(s)..............................................5
  Section 1.27.  Original ADR Facility........................................5
  Section 1.28.  Original ADS(s)..............................................5
  Section 1.29.  Original Deposit Agreement...................................5
  Section 1.30.  Overseas Offering Rules......................................5
  Section 1.31.  Preamble.....................................................5
  Section 1.32.  Pre-Release Transaction......................................5
  Section 1.33.  Principal Office.............................................5
  Section 1.34.  Registrar....................................................5
  Section 1.35.  Republic of China; ROC and Taiwan............................5
  Section 1.36.  Regulation S.................................................5
  Section 1.37.  Restricted Securities........................................5
  Section 1.38.  Securities Act...............................................6
  Section 1.39.  SFC..........................................................6
  Section 1.40.  Share ADR Facility...........................................6
  Section 1.41.  Share ADR(s) and Share American Depositary Receipt(s)........6

  Section 1.42.  Share ADS(s) and Share American Depositary Share(s)..........6
  Section 1.43.  Shares.......................................................6
  Section 1.44.  Taiwan Securities Central Depository.........................7
  Section 1.45.  Taiwan Stock Exchange and TSE................................7
  Section 1.46.  Temporary ADR Facility.......................................7
  Section 1.47.  Temporary ADR(s).............................................7
  Section 1.48.  Temporary ADS(s).............................................7
  Section 1.49.  United States................................................7
  Section 1.50.  U.S. dollars.................................................7

                                   ARTICLE II

                  APPOINTMENT OF DEPOSITARY, FORM OF RECEIPTS,
                   DEPOSIT OF SHARES, EXECUTION AND DELIVERY,
                       TRANSFER AND SURRENDER OF RECEIPTS

  Section 2.01.  Appointment of Depositary....................................7
  Section 2.02.  Form and Transferability of Receipts.........................8
  Section 2.03.  Deposit of Eligible Securities...............................9
  Section 2.04.  Execution and Delivery of Receipts...........................12
  Section 2.05.  Transfer of Receipts; Combination and Split-up of Receipts...12
  Section 2.06.  Surrender of Receipts and Withdrawal of Deposited Securities.13
  Section 2.07.  Additional Limitations on Execution and Delivery, Transfer,
                    Etc. of Receipts; Suspension of Delivery, Transfer, Etc...15
  Section 2.08.  Lost Receipts, Etc...........................................16
  Section 2.09.  Cancellation and Destruction of Surrendered Receipts.........17
  Section 2.10.  Maintenance of Records.......................................17
  Section 2.11.  Partial Entitlement ADSs.....................................17
  Section 2.12.  Temporary ADSs...............................................17

                                  ARTICLE III

                   CERTAIN OBLIGATIONS OF HOLDERS OF RECEIPTS

  Section 3.01.  Filing Proofs, Certificates and Other Information............19
  Section 3.02.  Liability of Holders for Taxes and Other Charges.............19
  Section 3.03.  Representations and Warranties on Deposit, Transfer,
                    Surrender and Withdrawal of Eligible Securities
                    of Receipts...............................................20
  Section 3.04.  Disclosure of Beneficial Ownership...........................21
  Section 3.05.  Ownership Restrictions.......................................21
  Section 3.06.  Compliance with Information Requests.........................21

                                   ARTICLE IV

                  RIGHTS RELATING TO THE DEPOSITED SECURITIES;
                     CERTAIN OBLIGATIONS OF THE DEPOSITARY

  Section 4.01.  Cash Distributions...........................................22
  Section 4.02.  Distributions in Eligible Securities.........................22
  Section 4.03.  Distributions of Rights......................................23
  Section 4.04.  Distributions Other Than Cash, Eligible Securities or Rights.24
  Section 4.05.  Conversion of Foreign Currency...............................25
  Section 4.06.  Fixing of Record Date........................................26
  Section 4.07.  Voting of Deposited Securities...............................26
  Section 4.08.  Changes Affecting Deposited Securities.......................28
  Section 4.09.  Transmittal by the Depositary of Company Notices,
                 Reports and Communications...................................29
  Section 4.10.  Taxation.....................................................29
  Section 4.11.  Available Information........................................30
  Section 4.12.  Disclosure of Ownership and Shareholders' Rights.............30

                                   ARTICLE V

                 THE DEPOSITARY, THE CUSTODIAN AND THE COMPANY

  Section 5.01.  Maintenance of Depositary's Office and Register..............31
  Section 5.02.  Lists of Receipt Holders.....................................32
  Section 5.03.  Obligations of the Depositary, the Custodian and the Company.32
  Section 5.04.  Prevention or Delay in Performance by the Depositary or
                    the Company...............................................33
  Section 5.05.  Resignation and Removal of the Depositary; Appointment of
                    Successor Depositary......................................33
  Section 5.06.  Charges of Depositary........................................34
  Section 5.07.  The Custodian................................................35
  Section 5.08.  Notices and Reports..........................................35
  Section 5.09.  Issuance of Additional Eligible Securities, ADSs Etc.........36
  Section 5.10.  Indemnification..............................................36
  Section 5.11.  Certain Rights of the Depositary; Limitations................37
  Section 5.12.  Undertakings of the Company..................................38

                                   ARTICLE VI

                           AMENDMENT AND TERMINATION

  Section 6.01.  Amendment....................................................38
  Section 6.02.  Termination..................................................39

                                  ARTICLE VII

                                 MISCELLANEOUS

  Section 7.01.  Counterparts.................................................40
  Section 7.02.  No Third Party Beneficiaries.................................40
  Section 7.03.  Severability.................................................40
  Section 7.04.  Holders as Parties; Binding Effect...........................40
  Section 7.05.  Notices......................................................40
  Section 7.06.  Governing Law and Jurisdiction; Appointment of Agent;
                    Waiver of Immunities......................................41
  Section 7.07.  Compliance with U.S. Securities Laws.........................42

                     AMENDED AND RESTATED DEPOSIT AGREEMENT
                     --------------------------------------



     AMENDED AND RESTATED DEPOSIT AGREEMENT dated as of ________, 2003 among TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED, a company limited by shares and organized under the laws of the Republic of China (the "Company"), CITIBANK, N.A., a national banking association organized under the laws of the United States of America acting in its capacity as depositary, and any successor as depositary hereunder (the "Depositary"), and all Holders and Beneficial Owners, each as hereinafter defined, from time to time of the American Depositary Shares evidenced by American Depositary Receipts issued hereunder.


                              W I T N E S S E T H:
                              -------------------



     WHEREAS, the Company has duly authorized the issuance of common shares par value NT$10 per share of the Company (the "Shares") and already has outstanding Shares, with such terms and provisions as are specified in the Articles of Incorporation of the Company last amended and approved by the shareholders of the Company at a meeting held on May 7, 2002;

     WHEREAS, the Company and the Depositary previously entered into a Deposit Agreement, dated as of October 14, 1997 as amended and restated as of June 7, 2000 (as so amended and restated, the "Original Deposit Agreement"), which provides for (i) the deposit of the Shares from time to time with the Depositary or with the Custodian (each as defined therein) as agent of the Depositary for the purposes set forth in the Original Deposit Agreement, (ii) for the creation of American Depositary Shares (the "Original ADSs") representing the Shares so deposited (the depositary facility for such Original ADSs, the "Original ADR Facility"), and (iii) the execution and delivery of the American Depositary Receipts evidencing the Original American Depositary Shares (the "Original ADRs");

     WHEREAS, the Company and the Depositary desire to amend and restate the Original Deposit Agreement to reflect the newly amended provisions of the ROC Company Law;


     WHEREAS, the Depositary is willing to act as the Depositary for the ADR Facilities upon the terms set forth in this Amended and Restated Deposit Agreement; and

     WHEREAS, the American Depositary Receipts are to be substantially in the form of Exhibit A annexed hereto with appropriate insertions, modifications and omissions, as hereinafter provided in this Deposit Agreement and as shall be specified in or pursuant to any resolution of the Company's Board of Directors;

     NOW, THEREFORE, in consideration of the premises it is agreed by and among the parties hereto as follows:

                                   ARTICLE I

                                  DEFINITIONS

         The following definitions shall for all purposes, unless otherwise clearly indicated, apply to the respective terms used in this Deposit Agreement:

     Section 1.01.  "ADR  Facilities"  shall mean the Share ADR Facility and the
                    -----------------
Temporary ADR Facility, collectively, as described in the third introductory paragraph hereto.

     Section 1.02. "ADRs";  "American  Depositary Receipts" or "Receipts" shall,
                   -----    -------------------------------    ----------
unless otherwise specifically set forth herein, mean the American Depositary Receipts issued hereunder evidencing American Depositary Shares, as such American Depositary Receipts may be amended from tine to time in accordance with the provisions of this Deposit Agreement. A Receipt or ADR may represent any number of American Depositary Shares. Unless otherwise specifically set forth herein, the term "Receipts" shall include the Temporary ADRs evidencing the Temporary ADSs issued hereunder. Notwithstanding anything else contained herein or therein, the depositary receipts issued and outstanding under the Original Deposit Agreement to evidence Original ADSs shall, from and after the date hereof, be treated as Receipts issued hereunder and shall, from and after the date hereof, be subject to the terms hereof in all respects.

     Section  1.03.  "Affiliate"  shall have the  meaning  assigned  to it under
                     -----------
Regulation C under the Securities Act or under any successor regulation thereto.

     Section 1.04.  "American Depositary Shares; ADSs" shall mean the rights and
                    ----------------------------------
interests evidenced by the Receipts executed and delivered hereunder, including the interests in the Deposited Securities granted to the Holders and Beneficial Owners pursuant to the terms and conditions of this Deposit Agreement and the American Depositary Receipts issued hereunder to evidence such ADSs. The Original ADS issued and outstanding as of the date hereof shall, from and after the date hereof, be deemed for all purposes to be Share ADSs issued and outstanding under the terms of this Deposit Agreement, unless otherwise specifically noted. Each American Depositary Share will represent (i) in the case of Share ADSs, five (5) Shares and (ii) in the case of Temporary ADSs, interests in the Certificate of Payment, each interest representing the irrevocable right to receive five (5) Shares from the Company, in each case until there shall occur a distribution upon Deposited Securities referred to in
Section 4.02 or a change in Deposited Securities referred to in Section 4.08 with respect to which additional Receipts are not executed and delivered, and thereafter each American Depositary Share shall represent the right to receive the Deposited Securities specified in such Sections. Unless otherwise specifically set forth in this Deposit Agreement or the applicable ADR, the terms "American Depositary Shares" and "ADSs" shall include Temporary ADSs.

     Section  1.05.  "Applicant"  shall have the  meaning  given to such term in
                     -----------
Section 5.11 hereof.

     Section  1.06.  "Beneficial  Owner" shall mean as to any ADS, any person or
                     -------------------
entity having a beneficial interest deriving from the ownership of such ADS. A Beneficial Owner of ADSs may or may not be the Holder of the ADR(s) evidencing such ADSs. A Beneficial Owner shall be able by exercise any right or receive any benefit hereunder solely through the person who is the Holder of the ADR(s) evidencing the ADS(s) owned by such Beneficial Owner. Beneficial Owners of Original ADSs issued and outstanding as of the date hereof shall, from and after the date hereof, be deemed for all purposes to be Beneficial Owners of Share ADSs under the terms hereof, unless otherwise specifically noted.

     Section 1.07.  "Business Day" shall mean any day on which both the banks in
                    -------------
Taipei, Republic of China and the banks in The City of New York are open for business.

     Section 1.08. "CBC" shall mean the Central Bank of China of the Republic of
                   -----
China.

     Section  1.09.  "Certificate(s)  of Payment"  shall mean the single  global
                     ----------------------------
Certificate of Payment issued by the Company evidencing the irrevocable right to receive definitive share certificates representing the Shares delivered by the Company in connection with the Offering or any Certificate of Payment issued by the Company in connection with any subsequent offerings of Shares by the Company.

     Section  1.10.   "Commission"   shall  mean  the  Securities  and  Exchange
                      ------------
Commission of the United States or any successor governmental agency thereto in the United States.

     Section  1.11.  "Company"  shall mean  Taiwan  Semiconductor  Manufacturing
                     ---------
Company Limited, a corporation organized under the laws of the Republic of China, having its principal executive office at No. 121, Park Avenue III, Science-Based Industrial Park, Hsinchu, Taiwan, Republic of China.

     Section 1.12. "Custodian" shall mean, as of the date hereof, Citibank, N.A.
                   -----------
Taipei Branch,  currently  located at Citicorp  Center,  52 Min Sheng East Road,
Section 4, Taipei, Taiwan, Republic of China, as custodian and agent of the Depositary for the purposes of this Deposit Agreement, and any other entity that may be appointed by the Depositary pursuant to the terms of Section 5.07 as additional or substitute custodian hereunder, and the term "Custodian" shall mean any custodian individually or all custodians collectively, as the context may require.

     Section  1.13.  "Deposit Agreement"  shall mean this  Amended and Restated
                     -------------------
Deposit Agreement, as the same may be amended or otherwise modified from time to time in accordance with the provisions hereof.

     Section 1.14.  "Depositary"  shall mean Citibank,  N.A., a national banking
                    ------------
association organized under the laws of the United States, and any successor as depositary pursuant to the terms of Section 5.05 hereof.

     Section  1.15.   "Deposited Securities"   shall  mean,   collectively  or
                      ----------------------
individually, as the context may require and unless otherwise specifically set forth herein, (a) with respect to Share ADSs, Shares and (b) with respect to Temporary ADSs, interests in the single global Certificate of Payment, in each case at any time deposited under this Deposit Agreement and any and all other securities, property and cash received by the Depositary or the Custodian in respect or in lieu thereof, subject, in the case of cash to the provisions of
Section 4.05. Notwithstanding anything else contained herein, the securities, property and cash delivered to the Custodian in respect of Shares held in connection with the Original ADSs then outstanding, and any other deposited securities held as of the date hereof under the Original Deposit Agreement in respect of the Original ADSs and defined as "Deposited Securities" thereunder in respect of the Original ADSs, shall, for all purposes, from and after the date hereof, be considered to be and treated as, Deposited Securities hereunder in all respects.

     Section 1.16.  "DTC" shall mean The Depository  Trust  Company,  a national
                    -----
clearinghouse and the central book-entry settlement system for securities traded in the United States and, as such, the custodian for the securities of DTC Participants maintained in DTC, and any successor thereto.

     Section 1.17. "DTC Participant"  shall mean any financial  institution (or
                   -----------------
any nominee of such institution) having one or more participant accounts with DTC for receiving, holding and delivering the securities and cash held in DTC.

     Section  1.18.   "Eligible Securities"   shall  mean,   collectively or
                      ---------------------
individually as the context may require and unless otherwise specifically set forth herein, (a) with respect to Share ADSs, Shares, and (b) with respect to Temporary ADSs, interests in the Certificate of Payment, in each case to the extent eligible for deposit hereunder at any time and from time to time from and after the date hereof.

     Section  1.19.  "Eligible  Securities Registrar"  shall  mean  Chinatrust
                     --------------------------------
Commercial Bank or any other institution appointed by the Company to carry out the duties of registrar for (a) the Shares and/or (b) any Certificates of Payment, and any successor thereto.

     Section  1.20.  "Exchange  Act"  shall mean the  United  States  Securities
                     ---------------
Exchange Act of 1934, as from time to time amended.

     Section 1.21.  The words  "herein" and "hereof" shall refer to this Deposit
                               ---------------------
Agreement in its entirety and not to any specific Article or Section of this Deposit Agreement.

     Section  1.22.  "Holder"  shall  mean the person or persons in whose name a
                     --------
Receipt is registered on the books of the Depositary or the Registrar, if any, maintained for such purpose. Holders of Original ADSs shall, from and after the date hereof, by the terms of this Deposit Agreement automatically become Holders of Share ADRs issued hereunder. A Holder may or may not be a Beneficial Owner. If a Holder is not the Beneficial Owner of the ADSs evidenced by the Receipt registered in its name, such person shall be deemed to have all requisite authority to act on behalf of the Beneficial Owners of the ADSs evidenced by such Receipt.

     Section 1.23.  "Initial Deposit" shall mean the initial  deposit of Shares
                    -----------------
and the single global Certificate of Payment, as the case may be, in connection with the Offering.

     Section  1.24.  "NT  Dollars" or "NT$" shall mean New Taiwan  dollars, the
                     ----------------------
lawful currency of the Republic of China.

     Section 1.25.  "Offering" shall mean the offering of ADSs representing five
                    ----------
Eligible Securities being offered both within and outside the United States as contemplated by the Underwriting Agreement dated as of June 1, 2000, among the Company, the Selling Shareholders (as defined therein) and the Underwriters named therein.

     Section  1.26.  "Original  ADS(s)"  shall have the meaning set forth in the
                     ------------------
third paragraph of the Preamble hereto.

     Section 1.27.  "Original ADR Facility"  shall have the meaning set forth in
                    -----------------------
the third paragraph of the Preamble hereto.

     Section 1.28.  "Original ADS(s)" shall mean the American  Depositary Shares
                    -----------------
issued under the Original Deposit Agreement and outstanding as of the date hereof, as described in the third paragraph of the Preamble to this Deposit Agreement.

     Section  1.29.   "Original  Deposit Agreement"  shall  mean  the  Deposit
                      -----------------------------
Agreement, dated as of October 14, 1997, as further described in the third paragraph of the Preamble to this Deposit Agreement.

     Section 1.30. "Overseas Offering Rules" shall have the meaning set forth in
                   -------------------------
Section 5.12(b).

     Section  1.31.  "Preamble"  shall mean the part of this  Deposit  Agreement
                     ----------
prior to Article I.

     Section 1.32. "Pre-Release Transaction" shall have the meaning set forth in
                   -------------------------
Section 5.11.

     Section 1.33. "Principal Office", when used with respect to the Depositary,
                   ------------------
shall be the principal office of the Depositary in New York at which at any particular time its depositary receipt business shall be administered, which, at the date of this Deposit Agreement, is located at 111 Wall Street, New York, New York 10043, U.S.A.

     Section 1.34. "Registrar" shall mean the Depositary or, upon the request or
                   -----------
with the approval of the Company, any bank or trust company having an office in the Borough of Manhattan, The City of New York, which shall be appointed by the Depositary to register issuances, transfers and cancellations of Receipts as herein provided, and shall include any co-registrar appointed by the Depositary for such purposes. Registrars (other than the Depositary) may be removed and substitutes appointed by the Depositary. Each Registrar (other than the Depositary) appointed pursuant to this Deposit Agreement shall be required to give notice in writing to the Depositary and the Company accepting such appointment and agreeing to be bound by the applicable terms of this Deposit Agreement.

     Section  1.35.  "Republic  of  China";  "ROC" and  "Taiwan"  shall mean the
                     ---------------------   -----      --------
Republic of China.

     Section 1.36.  "Regulation S" shall mean  Regulation S under the Securities
                    --------------
Act, as from time to time amended.

     Section  1.37.   "Restricted Securities"   shall  mean   collectively  or
                      -----------------------
individually, as the context may require, Eligible Securities, Deposited Securities or ADSs, which (i) have been acquired directly or indirectly from the Company or any of its Affiliates in a transaction or chain of transactions not involving any public offering and are subject to resale limitations under the

Securities Act or the rules promulgated thereunder, or (ii) are held directly or indirectly by an officer or director (or persons performing similar functions) or other Affiliate of the Company, or (iii) are subject to other restrictions on sale or deposit under (a) the laws of the United States, (b) the laws of the Republic of China, (c) a shareholders agreement, (d) the Articles of Incorporation of the Company, or (e) the regulations of an applicable securities exchange unless, in any case, (x) such Eligible Securities, Deposited Securities or ADSs are being sold to persons other than an Affiliate of the Company in a transaction covered by an effective resale registration statement under, or exempt from the registration requirements of, the Securities Act, and (y) the Eligible Securities, Deposited Securities or ADSs are not, when held by such person(s), Restricted Securities.

     Section 1.38.  "Securities Act" shall mean the United States Securities Act
                    ----------------
of 1933, as from time to time amended.

     Section 1.39. "SFC" shall mean the Securities and Futures Commission of the
                   -----
Republic of China.

     Section 1.40.  "Share ADR Facility" shall have the meaning set forth in the
                    --------------------
fourth paragraph of the Preamble hereto.

     Section 1.41.  "Share ADR(s)" and "Share American Depositary Receipt(s)"
                    --------------     --------------------------------------
shall mean the Receipts issued by the Depositary to evidence Share ADSs issued under the terms of this Deposit Agreement, as such Share ADRs may be amended from time to time in accordance with the provisions hereof. A Share ADR may evidence any number of Share ADSs and may, in the case of Shares ADSs held through a central depository such as DTC, be in the form of a balance certificate. Unless otherwise specifically set forth herein, the term "Share ADRs" shall, from and after the date hereof, include the Original ADRs issued under the Original Deposit Agreement. Share ADRs shall, unless otherwise specifically set forth herein or in the applicable ADR(s), be deemed to be Receipts for all purposes under this Deposit Agreement.

     Section 1.42. "Share ADS(s)" and "Share American Depositary Share(s)" shall
                   --------------     ------------------------------------
mean the rights and interests in deposited Shares granted to Holders and Beneficial Owners pursuant to the terms and conditions of this Deposit Agreement and the Share ADRs issued hereunder to evidence such Share ADSs. The Original ADSs issued under the Original Deposit Agreement and outstanding as of the date hereof shall, from and after the date hereof, be deemed for all purposes to be Share ADSs issued hereunder. Share ADSs shall, unless otherwise specifically set forth herein, be deemed to be American Depositary Shares or ADSs, as the context may require, for all purposes under this Deposit Agreement.

     Section  1.43.  "Shares"  shall mean the common shares, each having a par
                     --------
value NT$10 per share of the Company, duly and validly authorized, issued and outstanding, fully paid, non-assessable and free of any preemptive rights and may, if the Depositary so agrees after consultation with the Company, include evidence of the right to receive Shares (other than interests in any Certificate of Payment); provided, however, that in no event shall Shares include evidence of the right to receive Shares with respect to which the full purchase price has not been paid or Shares as to which preemptive rights (if any) have theretofore not been validly waived or exercised, provided further, however, that if there
                                       -------------------------------
shall occur any change in nominal or par value, split-up or consolidation or any other reclassification or, upon the occurrence of an event described in Section 4.08, an exchange, replacement or conversion in respect of the Shares, the term "Shares" shall thereafter to the maximum extent permitted by law represent the successor securities resulting from such change in nominal or par value, split-up or consolidation or any other such reclassification or exchange, replacement or conversion.

     Section 1.44. "Taiwan Securities Central Depository" shall mean the central
                   --------------------------------------
depository for Shares in the Republic of China, and any successor thereto.

     Section 1.45.  "Taiwan  Stock  Exchange"  and "TSE" shall mean the primary
                    -------------------------      -----
stock exchange in the Republic of China, upon which the Shares are listed for trading and any successor stock exchange thereto.

     Section 1.46.  "Temporary ADR Facility" shall have the meaning set forth in
                    ------------------------
the fourth paragraph of the Preamble.

     Section 1.47.  "Temporary  ADR(s)"  shall mean the Receipts  issued by the
                    -------------------
Depositary to evidence Temporary ADSs issued under the terms of this Deposit Agreement (including, without limitation, Section 2.12 hereof), as such Temporary ADRs may be amended from time to time in accordance with the terms hereof. A Temporary ADR may evidence any number of Temporary ADSs and may, in the case of Temporary ADSs held through a central depository such as DTC, be in the form of a balance certificate. Temporary ADRs shall, unless otherwise specifically set forth herein or in the applicable Temporary ADR(s), be deemed to be Receipts for all purposes under this Deposit Agreement.

     Section 1.48. "Temporary ADS(s)" shall mean the rights and interests in any
                   ------------------
deposited Certificate of Payment granted to Holders and Beneficial Owners pursuant to the terms and conditions of this Deposit Agreement (including, without limitation, Section 2.12 hereof) and the applicable Temporary ADR(s) issued hereunder to evidence such Temporary ADSs. Temporary ADSs shall, unless otherwise specifically set forth herein or in the applicable Temporary ADR(s), be deemed to be American Depositary Shares or ADSs, as the context may require, for all purposes under this Deposit Agreement.

     Section 1.49.  "United  States"  shall have the meaning  assigned to it in
                    ----------------
Regulation S as promulgated by the Commission under the Securities Act.

     Section 1.50.  "U.S. dollars" shall mean the lawful currency of the United
                    --------------
States.

                                   ARTICLE II

                  APPOINTMENT OF DEPOSITARY, FORM OF RECEIPTS,
                   DEPOSIT OF SHARES, EXECUTION AND DELIVERY,
                       TRANSFER AND SURRENDER OF RECEIPTS

     Section 2.01.  Appointment of Depositary.  The Company hereby  appoints the
                    -------------------------
Depositary as depositary for the Deposited Securities and hereby authorizes and directs the Depositary to act in accordance with the terms set forth in this Deposit Agreement. Each Holder and each Beneficial Owner, upon acceptance of any

ADS (or any interest therein) issued in accordance with the terms of this Deposit Agreement and each holder and each beneficial owner of Original ADSs who continues to hold such securities from and after the date hereof, shall be deemed for all purposes to (a) be a party to and bound by the terms of this Deposit Agreement and (b) appoint the Depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in this Deposit Agreement (including, without limitation, Section
2.12 hereof), to adopt any and all procedures necessary to comply with applicable law and to take such action as the Depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of this Deposit Agreement the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

     Section 2.02. Form and Transferability of Receipts. ADSs shall be evidenced
                   ------------------------------------
by definitive Receipts which shall be engraved, printed, lithographed or produced in such other manner as may be agreed upon by the Company and the Depositary. Receipts may be issued under the Deposit Agreement in denominations of any whole number of ADSs. The Receipts shall be substantially in the form set forth in Exhibit A to the Deposit Agreement, with any appropriate insertions, modifications and omissions, in each case as otherwise contemplated in the Deposit Agreement or required by law. Receipts shall be (i) dated, (ii) signed by the manual or facsimile signature of a duly authorized signatory of the Depositary, (iii) countersigned by the manual or facsimile signature of a duly authorized signatory of the Registrar, and (iv) registered in the books maintained by the Registrar for the registration of issuances and transfers of Receipts. No Receipt and no ADS evidenced thereby shall be entitled to any benefits under the Deposit Agreement or be valid or enforceable for any purpose against the Depositary or the Company, unless such Receipt shall have been so dated, signed, countersigned and registered. Receipts bearing the facsimile signature of a duly-authorized signatory of the Depositary or the Registrar, who at the time of signature was a duly authorized signatory of the Depositary or the Registrar, as the case may be, shall bind the Depositary, notwithstanding the fact that such signatory has ceased to be so authorized prior to the delivery of such Receipt by the Depositary.

     The Receipts may be endorsed with, or have incorporated in the text thereof, such legends or recitals or changes, including requirements with respect to registration of transfer, not inconsistent with this Deposit Agreement (i) as may be necessary to enable the Depositary to perform its obligations hereunder, (ii) as may be required to comply with any applicable laws or regulations, in order for the ADSs to meet any listing requirements or other rules or regulations of the New York Stock Exchange or any other exchange or stock quotation system upon which the ADSs may he listed, traded or quoted or to conform with any usage with respect to such laws, regulations, requirements or rules, (iii) as may be necessary to indicate any special limitations or restrictions to which any particular Receipts or ADSs are subject by reason of the date or manner of issuance or type of the underlying Deposited Securities or otherwise, or (iv) as may be required by any book-entry system in which the ADSs are held.

     The Share ADRs and the Temporary ADRs shall each bear a separate and distinct CUSIP number that is different from one another and from any CUSIP number that was, is or may be assigned to any depositary receipts previously or subsequently issued pursuant to any other arrangement between the Depositary (or any other depositary) and the Company which arc not Receipts issued hereunder and are Restricted Securities.

     Subject to any limitations set forth in a Receipt or in this Deposit Agreement, when properly endorsed or accompanied by properly executed instruments of transfer (including signature guarantees in accordance with standard industry practice) title to such Receipt (and to the American Depositary Shares evidenced thereby) shall be transferable by delivery with the same effect as in the case of a negotiable instrument under the laws of the State of New York; provided, however, that the Company and the Depositary, notwithstanding any notice to the contrary, may deem and treat the registered Holder of a Receipt as the absolute owner thereof for any purpose, including but not limited to the purpose of determining the person entitled to distribution of dividends or other distributions or to any notice provided for in this Deposit Agreement, and neither the Depositary nor the Company shall have any obligation or be subject to any liability under this Deposit Agreement to any Beneficial Owner of a Receipt unless such Beneficial Owner is the registered Holder thereof. The ADRs are transferable on the books of the Depositary, provided that the Depositary may close the transfer books at any time when deemed necessary by it in connection with the performance of its duties hereunder or at the written request of the Company.

     The Depositary shall make arrangements for the acceptance of the Share
ADSs and the Temporary ADSs into DTC. A single ADR in the form of a balance certificate will (except as contemplated in Section 2.12) evidence each of the Share ADSs and the Temporary ADSs held through DTC and each will be registered in the name of the nominee for DTC (currently "Cede & Co.") and will provide that it represents the aggregate amount of Share ADSs or Temporary ADSs from time to time indicated in the records of the Depositary as being issued hereunder and that the aggregate amount of Share ADSs or Temporary ADSs represented thereby may from time to time be increased or decreased by making adjustments on such records of the Depositary and of DTC or its nominee as hereinafter provided. As such, the nominee for DTC will be the only "Holder" of" the Share ADR evidencing the Share ADSs and the Temporary ADR representing the Temporary ADSs held through DTC. Citibank, N.A. (or such other entity as is appointed by DTC or its nominee) may hold the balance certificates as custodian for DTC. Each Beneficial Owner holding Share ADSs or the Temporary ADSs through DTC must rely upon the procedures of DTC and the DTC Participants to exercise or be entitled to any rights attributable to such ADSs. The DTC Participants shall for all purposes be deemed to have all requisite power and authority to act on behalf of the Beneficial Owners of the Share ADSs or Temporary ADSs held in the DTC Participants' respective accounts in DTC and the Depositary shall for all purposes be authorized to rely upon any instructions and information given to it by DTC Participants on behalf of Beneficial Owners of Share ADSs or Temporary ADSs. So long as ADSs are held through DTC or unless otherwise required by law, ownership of beneficial interests in the Share ADR or Temporary ADR registered in the name of the nominee for DTC will be shown on, and transfers of such ownership will be effected only through, records maintained by (i) DTC or its nominee (with respect to the interests of DTC Participants), or (ii) DTC Participants or their nominees (with respect to the interests of clients of DTC Participants).

     Section 2.03. Deposit of Eligible  Securities.  Subject to applicable laws
                   -------------------------------
regulations of the ROC and the terms and conditions of this Deposit Agreement, Eligible Securities or evidence of rights to receive Eligible Securities other than Restricted Securities may be deposited by any person, including the Depositary in its individual capacity, at any time, whether or not the transfer books of the Company or the Eligible Securities Registrar, if any, are closed, by delivery to the Custodian of (i) certificates therefor accompanied by appropriate instrument or instruments of transfer or endorsement in a form satisfactory to the Custodian, or (ii) evidence satisfactory to the Custodian that irrevocable instructions have been given to cause such Eligible Securities to be delivered to such account, in each case along with (x) appropriate written instructions as to issuance, (y) payment of applicable fees, charges and taxes and (z) such other documentation or certification as the Depositary or the Company may reasonably require (including any opinions of counsel with respect to whether such Eligible Securities or evidences of rights to receive Eligible Securities are Restricted Securities deemed necessary by the Depositary or the Company; provided, however, that no opinion of counsel shall be necessary in connection with the deposit by the Company of a free distribution of Eligible Securities by way of dividend or stock split).

     The Depositary and the Company have been advised that under current ROC law, no deposits of Eligible Securities may be made in the ADR Facilities, and no ADSs may be issued against such deposits, without specific approval of the SFC except in connection with the offering and the issuance of additional ADSs in connection with (i) dividends on or free distributions of Eligible Securities, (ii) the exercise by Holders of their preemptive rights applicable to Eligible Securities evidenced by ADSs in the event of capital increases for cash or (iii) as permitted hereunder, the purchase directly by any person or through the Depositary of Shares on the TSE for deposit in the Share ADR Facility, provided that the total number of ADSs outstanding after an issuance described in clause (iii) does not exceed the aggregate number of issued ADSs previously approved by the SFC (plus any ADSs created pursuant to clauses (i) and (ii) above), and subject to any adjustment in the number of Eligible Securities represented by each ADS. The Depositary and the Company have been advised that under current ROC law, issuances under clause (iii) above will be permitted only to the extent that previously issued ADSs have been cancelled and the Shares withdrawn from the Share ADR Facility upon cancellation of such ADSs have been sold on the TSE. The Depositary will not accept any Shares for deposit pursuant to clause (iii) unless it receives satisfactory opinions of ROC and U.S. counsel to the effect that such Shares may lawfully be deposited pursuant to the Deposit Agreement and are not Restricted Securities. The laws of the Republic of China applicable to the deposit of Eligible Securities may change from time to time. There can be no assurances that current law will continue in effect or that future changes of Republic of China law will not adversely affect the ability to deposit Eligible Securities hereunder.

     The Initial Deposit(s) of Eligible Securities into the ADR Facilities will be made, by or on behalf of the Company and certain shareholders approved to sell ADSs in the Offering, by (i) the delivery to the Custodian by the Company of physical Share certificates and/or a Certificate of Payment evidencing the irrevocable right to receive the physical share certificates representing the Shares registered in the name of the nominee of the Depositary as representative of the Holders, as instructed by the Depositary and (ii) the delivery to the Custodian of physical Share certificates by or on behalf of the certain selling shareholders or otherwise pursuant to the provisions of Section
5.11. Subject to the terms and conditions of this Deposit Agreement, upon such Initial Deposit(s), the Depositary shall execute and deliver ADRs evidencing the ADSs representing the Deposited Securities constituting the Initial Deposit(s) in the manner provided in Sections 2.04 and 2.12.

     The Depositary and the Custodian shall each refuse to accept for deposit Eligible Securities that it reasonably believes to be Restricted Securities. Persons depositing Eligible Securities, other than (i) the Initial Deposit and (ii) the Company depositing Eligible Securities constituting a free distribution of Eligible Securities by way of dividend or stock split, will be required to present appropriate evidence (including, if requested, opinions of counsel, at such persons' expense) satisfactory to the Depositary and the Company that such Eligible Securities and the issuance of the ADRs evidencing the ADSs issuable upon such deposit are not Restricted Securities. In addition, the Depositary and the Custodian shall refuse to accept Eligible Securities for deposit (i) whenever notified, as hereinafter provided, that the Company has restricted transfer of such Eligible Securities to comply with delivery or transfer requirements and/or ownership restrictions referred to in this Deposit Agreement or under applicable law and (ii) in the case of a deposit of Shares requested under this Section 2.03, if such deposit is not permitted under any restriction notified by the Company to the Depositary from time to time, which restriction may specify black out periods during which deposits may not be made and minimum or maximum sizes and frequency of deposits. The Company shall notify the Depositary and the Custodian in writing with respect to any such restrictions on transfer of its Eligible Securities for deposit hereunder or transfer of Receipts to any Holder.

     At the request, risk and expense of any Holder, and for the account of such Holder, the Depositary may receive Eligible Securities to be deposited, evidence that Eligible Securities have been electronically transferred or that irrevocable instructions have been given to cause the transfer of such Eligible Securities to the account of the Custodian, together with the other orders, instruments and evidence herein specified, for the purpose of forwarding such Eligible Securities to the Custodian for deposit hereunder.

         As a condition of accepting Eligible Securities for deposit other than the Initial Deposit, the Depositary may require that the person making such deposit furnish, whether or not any register of shareholders of the Company is closed, (a) an agreement or assignment, or other instrument satisfactory to the Depositary, that provides for the prompt transfer to the Custodian of any dividend or right to subscribe for additional Eligible Securities or to receive other property which any person in whose name the Eligible Securities are or have been recorded may thereafter receive upon or in respect of such deposited Eligible Securities, or in lieu thereof such agreement of indemnity or other agreement as shall be satisfactory to the Depositary, and (b) if the Eligible Securities are registered in the name of the person presenting them, or on whose behalf they any presented, for deposit, a proxy or proxies entitling the Custodian to vote such deposited Eligible Securities for any and all purposes until the Eligible Securities are registered in the name of the Depositary or its nominee.

     Upon each delivery to the Custodian of Eligible Securities other than the Initial Deposit (or other Deposited Securities pursuant to Sections 4.03,
4.04 or 4.08) to be deposited hereunder, together with any other documents and payments required under this Deposit Agreement, the Custodian may require, as soon as is practicable, confirmation of the recordation of transfer of such Eligible Securities (or other Deposited Securities) in the name of the Depositary or its nominee at the cost and expense of the person making the deposit (or for whose benefit such deposit is made).

     Deposited Securities shall be held by the Depositary or by the Custodian for the account and to the order of the Depositary or at such other place or places as the Depositary shall determine.

     Section 2.04. Execution and Delivery of Receipts.  After the deposit of any
                   ----------------------------------
Eligible Securities pursuant to Section 2.03 and upon delivery to the Custodian of Eligible Securities pursuant to appropriate instruments of transfer or endorsement in form satisfactory to the Custodian, the Custodian shall notify the Depositary of such deposit and the person or persons to whom or upon whose written order a Receipt or Receipts are to be delivered in respect thereof and the number of ADSs to be evidenced thereby. Such notification shall be made by letter, first class airmail postage prepaid, or, at the request, risk and expense of the person making the deposit, by air courier, cable, telex, facsimile transmission or other means of electronic transmission. After receiving such notice from the Custodian, or its agent, subject to this Deposit Agreement and applicable law and the provisions of the Articles of Incorporation of the Company and the Eligible Securities, the Depositary will execute and deliver at its Principal Office to, or upon the written order of, the person or persons named in the notice of the Custodian delivered to the Depositary or requested by the person depositing such Eligible Securities with the Depositary, an ADR or ADRs, registered in the name or names of such person or persons, to which such persons are entitled but only upon payment to the Depositary or Custodian of all fees, expenses, taxes and governmental charges payable in connection with such deposit, the: transfer of the deposited Eligible Securities, the issuance of ADSs and the execution and delivery of Receipts. The Depositary shall have at all times a sufficient supply of Receipts to meet the demands of transfer of ADSs or Eligible Securities deposited with the Depositary or the Custodian.

     Section 2.05.  Transfer of Receipts;  Combination and Split-up of Receipts.
                    -----------------------------------------------------------
The Depositary, subject to the terms and conditions of this Deposit Agreement and any Receipt, shall promptly register, or cause the Registrar to register, transfers of any such Receipt on its transfer books maintained for such purpose, upon any surrender at the Principal Office of the Depositary of such Receipt by the Holder thereof in person or by duly authorized attorney, properly endorsed or accompanied by proper instruments of transfer (including signature guarantees in accordance with standard industry practice and, in the case of any Receipt in physical, certificated form, the full and accurate completion of any endorsements appearing on such Receipt relating to compliance with the applicable restrictions on transfer thereof) and duly stamped as may be required by any applicable law of the State of New York or of the United States or of the ROC. Upon payment to the Depositary of the fees and charges set forth in Exhibit B hereto, the Depositary shall execute a new Receipt or Receipts and deliver the same to or upon the order of the person entitled thereto, subject to receipt of any certifications by such person as the Depositary and the Company may require in order to comply with applicable laws. The Depositary may close the transfer books at any time or from time to time when deemed necessary by it in connection with the performance of its duties hereunder or at the written request of the Company. In connection with any split-up or combination of Receipts pursuant to this paragraph, the Depositary shall not be obligated to obtain any certification or endorsement otherwise required by the terms of this Deposit Agreement.

     The Depositary, subject to the terms and conditions of this Deposit Agreement and any Receipt shall, upon surrender of a Receipt or Receipts for the purpose of effecting a split-up or combination of such Receipt or Receipts and upon payment to the Depositary of the fees and charges set forth in Exhibit B hereto, cancel such Receipts and execute and deliver a new Receipt or Receipts in the name of the same Holder for any authorized number of ADSs requested, evidencing the same aggregate number of ADSs as the Receipt or Receipts surrendered.

     Section 2.06. Surrender of Receipts and Withdrawal of Deposited Securities.
                   ------------------------------------------------------------
Upon (i) surrender at the Principal Office of a Receipt for the purpose of withdrawal of the Deposited Securities represented by the ADSs evidenced by such Receipt, (ii) payment of the fees of the Depositary for the surrender of Receipts, including the charges of the Depositary for the making of withdrawals and cancellation of Receipts (as set forth in Exhibit B hereto), governmental charges and taxes payable in connection with such surrender and withdrawal,
(iii) delivery to the Depositary of written instructions of the Holder for delivery of the Deposited Securities represented thereby and (iv) delivery to the Depositary of any and all certifications necessary to allow the Company to comply with applicable ROC law reporting requirements, duly completed by or on behalf of the Beneficial Owner(s) of the ADSs surrendered for withdrawal (unless the Depositary is otherwise instructed by the Company), and subject to the terms and conditions of this Deposit Agreement, the clearing procedures of the Registrar and the Articles of Incorporation of the Company and to the provisions of or governing the Deposited Securities, the Holder of such Receipt will be entitled to delivery to him or to his order of the amount of Deposited Securities at the time represented by the ADS or ADSs evidenced by such Receipt, subject to temporary delays caused by the closing of the transfer books of the Depositary or the Company in connection with voting at a shareholders' meeting or the payment of dividends or rights offering. Such delivery of Deposited Securities shall be made, as hereinafter provided, without unreasonable delay. Any Holder or other person requesting withdrawal of Deposited Securities against delivery of ADRs must deliver to the Depositary a written order containing delivery instructions to such effect. The forwarding of share certificates, other securities, property, cash and other documents of title for such delivery will be at the risk and expense of the Holder.

     The Depositary and the Company have been advised that under current ROC law, a Holder wishing to withdraw Deposited Securities from the ADR Facilities is required to appoint an eligible agent in the ROC to open a (i) securities trading account with a local brokerage firm after receiving an approval from the TSE and (ii) a bank account (the securities trading account and the bank account, collectively, the "Accounts"), to pay ROC taxes, remit funds, exercise shareholders' rights and perform such other functions as may be designated by such withdrawing Holder. In addition, such withdrawing Holder is also required to appoint a custodian bank to hold the securities in safekeeping, make confirmations and settle trades and report all relevant information. Without making such appointment and the opening of such Accounts, the withdrawing Holder would be unable to holds or subsequently sell the Deposited Securities withdrawn from the ADR Facility on the TSE or otherwise. The laws of the Republic of China applicable to the withdrawal of Deposited Securities may change from time to time. There can be no assurances that current law will remain in effect or that future changes of Republic of China law will not adversely affect the ability of Holders to withdraw Deposited Securities hereunder.

     Holders will be entitled to withdraw the Deposited Securities at any time subject only to (i) temporary delays caused by the closing of the transfer books of the Depositary or the register of shareholders of the Company in convection with voting at a shareholders' meeting or the payment of dividends or rights offering, (ii) the payment of fees, taxes and similar charges and (iii) compliance with any laws or governmental regulations relating to the Receipts or to the withdrawal of Deposited Securities. The Depositary and the Company have been advised that under current ROC law, only Shares, represented by the ADSs may be withdrawn by Holders. Upon surrender of Receipts at the Principal Office and upon payment of any fees, expenses, taxes or other governmental charges as provided hereunder, subject to the terms of this Deposit Agreement, and the transfer restrictions applicable to the Deposited Securities, if any, Holders may request that the Deposited Securities represented by such Holders Receipts be sold on such Holder's behalf. The Depositary and the Company have been advised that under current ROC law, the Shares deposited in connection with the Offering may not be withdrawn for a period of three months from the closing of the Offering.

     Any Holder requesting a sale of Deposited Securities as set forth above may be required by the Depositary to deliver, or cause to be delivered, to the Depositary a written order requesting the Depositary to sell, or cause to be sold, such Deposited Securities. Any such sale of Deposited Securities will be conducted in accordance with applicable ROC law through a securities company in the ROC on the TSE or in such other manner as is or may be permitted under applicable ROC law. Any such gate of Deposited Securities will be at the expense and risk of the Holder requesting such sale. The Depositary and the Company have been advised that under current ROC law, the Shares deposited in connection with the Offering may not be sold for a period of three months from the closing of the Offering.

     Upon receipt of any proceeds from any such sale, the Depositary shall, subject to any restrictions imposed by ROC law and regulations, and as provided hereunder, convert or cause to be converted any such proceeds into U.S. dollars and distribute any such proceeds to the Holders entitled thereto after deduction or payment of any fees, expenses, taxes or governmental charges incurred in connection with such sale, as provided under this Deposit Agreement. Any such sale may be subject to ROC taxation on capital gains, if any, and will be subject to a securities transaction tax. The ROC currently does not impose tax on capital gains arising from ROC securities transactions, but there can be no assurance that a capital gains tax on ROC securities transactions will not be imposed in the future or as to the manner in which any ROC capital gains tax in respect of a sale of Deposited Securities would be imposed or calculated.

     A Receipt surrendered or written instructions received for such purpose may be required by the Depositary to be properly endorsed in blank or accompanied by properly executed instruments of transfer in blank. Any Holder or other person requesting withdrawal of Deposited Securities against delivery of ADRs must deliver to the Depositary a written order containing delivery instructions directing the Depositary to cause the Deposited Securities being withdrawn to be either electronically delivered or physically delivered, if available, to or upon the written order of a person or persons designated in such instructions.

     Upon the receipt of such instructions and compliance with the terms of this Section 2.06, the Depositary shall direct the Custodian to deliver to the principal office of such Custodian or electronically transfer, as described above, in, each case, subject to Sections 2.07, 3.01 and 3.02 and to the other terms and conditions of this Deposit Agreement, the clearing procedures of the Registrar and the Articles of Incorporation of the Company, and to the provisions of or governing the Deposited Securities and other applicable laws, now or hereafter in effect, to or upon the written order of the person or persons designated in such written instructions, the Deposited Securities except that the Depositary may make delivery to such person or persons at the Principal Office of the Depositary of any cash dividends or distributions with respect to the Deposited Securities or of any proceeds of sale of any dividends, distributions or rights with respect to the Deposited Securities, which may at the time be held by the Depositary.

     If permitted by ROC law, at the request, risk and expense of any Holder so surrendering a Receipt or submitting such written instructions for delivery, and for the account of such Holder, provided that payment of any applicable tax or other governmental charge shall have been made in accordance with Section 3.02, the Depositary shall direct the Custodian to forward any cash or other property or securities, and forward a certificate or certificates and other proper documents of title, if any, for the Deposited Securities represented by the ADSs evidenced by such Receipt to the Depositary for delivery at the Principal Office. Such direction shall be given by letter or, at the request, risk and expense of such Holder, by air courier, cable, telex or facsimile transmission.

     The Depositary will only honor requests for withdrawal of whole numbers of Shares or other Deposited Securities. In the case of a surrender of a Receipt representing other than a whole number of Shares or Deposited Securities, the Depositary shall cause ownership of the appropriate whole number of Shares or Deposited Securities to be delivered in accordance with the terms hereof, and shall, at the discretion of the Depositary, either (i) return to the person surrendering such Receipts the number of ADSs representing any remaining fractional Deposited Securities or (ii) sell or cause to be sold the Deposited Securities represented by the ADS(s) so surrendered and remit the proceeds of such sale (net of (a) applicable fees and charges of, and expenses incurred by, the Depositary and (b) taxes withheld) to the person surrendering the Receipts. Trading restrictions on the TSE may result in the price per Share or any lot of Shares other than in an integral multiple of 1,000 Shares being lower than the price of Shares in lots of integral multiples of 1,000 Shares.

     Section 2.07. Additional  Limitations on Execution and Delivery,  Transfer,
                   -------------------------------------------------------------
Etc.  of  Receipts;  Suspension  of  Delivery,  Transfer,  Etc.  As a  condition
--------------------------------------------------------------
precedent to the execution and delivery, registration, registration of transfer, split-up, combination or surrender of any ADR or withdrawal of any Deposited Securities, the Depositary, the Custodian or the Registrar may require payment from the persons presenting the ADR or the depositor of Eligible Securities of a sum sufficient to reimburse it for any tax or other governmental charge, and any stock transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to Eligible Securities being deposited or withdrawn) and payment of any applicable fees payable by the Holders and
Beneficial Owners. The Depositary may refuse to deliver ADRs, to register the transfer of any ADR or to make any distribution on, or related to, the Eligible Securities until it has received such proof of citizenship or residence, or other information as it may deem necessary or proper, or as the Company may require by written request to the Depositary. The delivery, transfer, registration of transfer of outstanding ADRs and surrender of ADRs generally may be suspended or refused during any period when the transfer books of the Depositary, the Company or the Company's share registrar are closed or if any such action is deemed necessary or advisable by the Depositary or the Company, at any time or from time to time.

     The delivery of Receipts against, or adjustments in the records of the Depositary to reflect, deposits of Eligible Securities generally or of particular Eligible Securities may be suspended or withheld, or the registration of transfer of Receipts in particular instances may be refused, or the registration of transfer generally may be suspended, or the surrender of outstanding Receipts, or the receipt of written instructions from any person having a beneficial interest in any Receipt for the purpose of withdrawal of Deposited Securities may be suspended, during any period when the transfer books of the Depositary or the register of shareholders of the Company are closed, or if any such action is deemed necessary or advisable by the Company or the Depositary in good faith at any time or from time to time. Notwithstanding any other provision of this Deposit Agreement or the Receipts to the contrary, the surrender of outstanding Receipts and withdrawal of Deposited Securities may not be suspended, except as permitted in General Instruction I.A(1) to Form F-6 (as such instruction may be amended from time to time) under the Securities Act.

     In furtherance and not in limitation of the foregoing, the Depositary shall not, and it shall instruct the Custodian not to (i) accept for deposit under Section 2.03 hereof Eligible Securities which the Depositary, the Custodian or the Company has reason to believe (and in the case of the Custodian or the Company, such belief shall have been communicated to the Depositary) are Restricted Securities, or permit such Eligible Securities to be used to satisfy any person's obligation with respect to transactions contemplated by Section
5.11 hereof; or (ii) accept for (w) deposit under Section 2.03 hereof, (x) transfer or exchange under Section 2.05 hereof, (y) cancellation under Section
2.06 hereof or (z) delivery in satisfaction of any person's obligation with respect to transactions contemplated by Section 5.11 hereof, depositary receipts representing Eligible Securities which are Restricted Securities.

     Subject to Section 5.11 hereof, the Depositary may issue Receipts against evidence of rights to receive Eligible Securities from the Company, or any custodian, registrar, transfer agent, clearing agency or other entity involved in ownership or transaction records in respect of the Eligible Securities. Such evidence of rights shall consist of written blanket or specific guarantees of ownership of Eligible Securities furnished on behalf of the holder thereof, subject to applicable ROC law.

     Without limitation of the foregoing, the Depositary shall trot knowingly accept for deposit under this Deposit Agreement any Eligible Securities or other Deposited Securities required to be registered pursuant to the provisions of the Securities Act, unless a registration statement under the Securities Act is in effect as to such Eligible Securities or other Deposited Securities, or any Eligible Securities or Deposited Securities the deposit of which would violate any provisions of the Articles of Incorporation of the Company. Also without limitation of the foregoing, the Depositary will comply with written instructions of the Company (received by the Depositary reasonably in advance) not to accept for deposit hereunder any Eligible Securities identified in such instructions at such times arid under such circumstances as may reasonably be specified in such instructions in order to facilitate the Company's compliance with the securities laws of the United States and other jurisdictions.

     Section 2.08.  Lost Receipts, Etc. In case any Receipt shall be mutilated,
                    ------------------
destroyed, lost or stolen, the Depositary shall execute and deliver a new Receipt of like tenor at the expense of the Holder (a) in the case of a mutilated Receipt, in exchange and substitution for such mutilated Receipt upon cancellation thereof, or (b) in lieu of and in substitution for such destroyed, lost or stolen Receipt, after the Holder thereof (i) has filed with the Depositary a written request for such exchange or delivery before the Depositary has notice that the Receipt has been acquired by a bona fide purchaser, (ii) has provided such security or indemnity (including an indemnity bond) satisfactory to the Depositary as may be required by the Depositary to save it and any of its agents harmless in connection therewith, and (iii) has satisfied any other reasonable requirements imposed by the Depositary, including, without limitation, evidence satisfactory to the Depositary of such destruction, loss or theft of such Receipt, the authenticity thereof and the Holder's ownership thereof.

     Section 2.09.  Cancellation and Destruction of Surrendered Receipts.  All
                    ----------------------------------------------------
Receipts surrendered to the Depositary shall be cancelled by the Depositary. Cancelled Receipt's shall not be entitled to any benefits under this Deposit Agreement or be valid or enforceable for any purpose. The Depositary is authorized to destroy Receipts so cancelled.

     Section 2.10.  Maintenance of Records. The Depositary agrees to maintain or
                    ----------------------
cause its agents to maintain records of all Receipts surrendered and Deposited Securities withdrawn under Section 2.06, substitute Receipts delivered under
Section 2.08, and of cancelled or destroyed Receipts under Section 2.09, in accordance with procedures ordinarily followed by stock transfer agents located in The City of New York or as required by the laws or regulations governing the Depositary. Upon the reasonable request of the Company, the Depositary shall provide a copy of such records to the Company. Prior to destroying any such records, the Depositary will notify the Company and will turn such records over to the Company upon its request.

     Section  2.11.  Partial  Entitlement  ADSs.  The  Depositary  may, or if so
                     --------------------------
directed by the Company, shall, refuse to accept for deposit any Eligible Securities with rights, including rights to dividends, different from the rights of the Deposited Securities then on deposit with the Depositary.

     Section 2.12.  Temporary ADSs. In the event that, in determining the rights
                    --------------
and obligations of parties hereto with respect to any Temporary ADSs, any conflict arises between (a) the terms of this Deposit Agreement (other than this Section 2.12) and (b) the terms of (i) the Temporary ADSs issued hereunder as set forth in this Section 2.12 or (ii) the applicable Temporary ADR, the terms and conditions set forth in this Section 2.12 or the applicable Temporary ADR shall be controlling and shall govern the rights and obligations of the parties to this Deposit Agreement pertaining to the Certificate of Payment, the Temporary ADSs .and the Temporary ADRs.

     Whenever the Company proposes to issue any Certificate of Payment eligible for deposit hereunder (in connection with the Offering or otherwise), the Company shall timely notify the Depositary thereof and provide the Depositary with written instructions to the effect that, inter alia, (i) the Certificate of Payment has been or is to be issued pursuant to a bona fide purchase of Eligible Securities from the Company, (ii) the Certificate of Payment is not, and shall not be deemed to be upon its deposit, and the Shares issuable pursuant to the terms of the Certificate of Payment will not be, Restricted Securities, and such written instructions shall include (i) a description of the rights (if any) to any distribution upon Deposited Securities to be made to Holders of Temporary ADSs representing such Certificates of

Payment upon the terms set forth in Article IV hereof, and (ii) the date established by the Company upon which the Company shall convert or cause to be converted the Certificate of Payment into Shares on its records and on the records of the Eligible Securities Registrar.

     Subject always to the laws and regulations of the Republic of China, upon deposit of any Certificate of Payment hereunder and payment to the Depositary of the charges of the Depositary for accepting a deposit, issuing ADSs and issuing and delivering Receipts (as set forth in Section 5.06 and Exhibit B hereto), the Depositary shall (i) cause the Custodian to hold such Certificate of Payment separate and distinct from the Shares, any other Certificate(s) of Payment and any other Deposited Securities and (ii) issue and deliver Temporary ADSs representing interests in the Certificate of Payment so deposited. The Temporary ADSs so issued shall be identified and treated separately and distinctly from any other ADSs representing Deposited Securities hereunder by means, inter alia, of separate CUSIP numbers and leg ending (if necessary). The Depositary may issue Temporary ADSs in one or multiple series as the Depositary in its sole discretion deems necessary and appropriate. No Temporary ADS shall be fungible with any other ADSs issued hereunder.

     The Depositary shall deliver Temporary ADSs in book-entry form only. No certificated Temporary ADRs will be issued except for a balance certificate evidencing all Temporary ADSs held in DTC, which shall be substantially in the form of Temporary ADR set forth in Exhibit A hereto, except as may be necessary to identify and treat the Temporary ADSs as separate and distinct from any other ADSs issued under the terms of this Deposit Agreement. The Depositary shall make arrangements for the acceptance of such temporary ADSs into DTC upon the terms set forth in Section 2.02 hereof. The Temporary ADSs and the Temporary ADRs evidenced thereby are identical to and confer all of the rights and obligations set forth herein relating to Receipts and ADSs represented thereby except that
(i) in accordance with the applicable laws and regulations of the Republic of China, Holders of Temporary ADRs will have no right to withdraw the Deposited Securities represented by their Temporary ADSs, (ii) Temporary ADRs shall bear separate CUSIP numbers that shall be different from any CUSIP number that was, is or may be assigned to the other ADSs issued hereunder, (iii) neither Temporary ADSs nor interests in any Certificate of Payment shall be eligible for any Pre-Release Transactions described in Section 5.11 hereof and (iv) in the event that the Company makes any distributions upon Deposited Securities upon the terms of Article IV of this Deposit Agreement, the Depositary shall make distributions to Holders of Temporary ADSs on the basis of the distribution(s) received from the Company in respect of the Certificate(s) of Payment corresponding to the series of Temporary ADSs held by such Holder. Nothing herein shall impose any obligation upon the Depositary to make any distributions to Holders of any series of Temporary ADSs on the same basis as Holders of Share ADSs or any other series of Temporary ADSs issued hereunder.

     The Company undertakes to make Shares available in exchange for any specified Certificate of Payment, as soon as practicable after the issuance of the Certificate of Payment and to provide prompt notice thereof to the Depositary. Upon receipt of such notice from the Company, the Depositary shall instruct the Custodian to surrender any such Certificate of Payment then eligible for exchange to the Company against delivery of Shares to the Custodian in exchange therefor. Upon receipt by the Depositary of (i) notice of the exchange of Shares for such Certificate of Payment and (ii) confirmation from the Company that the Shares so received rank in all respects pari passu with the Shares evidenced by Share ADSs, the Depositary shall give notice thereof to the applicable Holders of Temporary ADSs and thereafter Temporary ADSs shall be eligible for exchange into Share ADSs. Interests in Temporary ADSs in DTC will be automatically exchanged for beneficial interests in Share ADSs as follows: with no further action by Holders, the Depositary shall instruct DTC to automatically transfer any position held by a DTC Participant under the CUSIP number assigned to the Temporary ADSs to the CUSIP number assigned to the Share ADSs. Holders and Beneficial Owners of such Temporary ADSs shall thereafter be Holders and Beneficial Owners of Share ADSs issued hereunder and shall have all the rights and obligations specified in this Deposit Agreement and in the Receipts pertaining to Share ADSs. The Depositary will charge no fee for the cancellation of the Temporary ADSs and issuance of Share ADSs in exchange therefor.

     Notwithstanding anything in the Deposit Agreement to the contrary, the Depositary shall have no obligation to any party to exchange Temporary ADSs for Share ADSs as provided herein unless and until, upon delivery by the Depositary of the related Certificate of Payment, the Company shall have delivered Shares in respect thereof to the Depositary.

                                  ARTICLE III

                   CERTAIN OBLIGATIONS OF HOLDERS OF RECEIPTS

     Section 3.01. Filing Proofs, Certificates and Other Information. Any person
                   -------------------------------------------------
presenting Eligible Securities for deposit or any Holder may be required from time to time (a) to file with the Depositary or the Custodian such proof of' citizenship, residence, taxpayer status, exchange control approval, payment of all applicable taxes or other governmental charges, compliance with all
applicable  laws,   regulations,   and  provisions  of  or  governing  Deposited
Securities and the terms of this Deposit Agreement, and legal or beneficial ownership of Receipts, Deposited Securities and other securities, and the nature of such interest, (b) to provide information to the Depositary or Custodian relating to the registration on the books of the Company (or the Eligible Securities Registrar) of the Eligible Securities presented for deposit or other information, (c) to execute such certificates and (d) to make such representations and warranties as the Depositary may deem necessary or proper or as the Company may reasonably require by written request to the Depositary consistent with its obligations hereunder. The Depositary and the Registrar, as applicable, may, and at the reasonable request of the Company shall, withhold the delivery or registration of transfer of all or part of any Receipt, or the delivery of any dividend or other distribution of rights or of the net proceeds of the sale thereof or the delivery of any Deposited Security, or may refuse to adjust its records, until the foregoing is accomplished to the Depositary's and the Company's satisfaction, subject to Section 7.07 hereof. The Depositary shall, upon the Company's written request, provide to the Company in a timely mariner copies of any such proofs and certificates and such written representations and warranties that it receives.

     Section 3.02. Liability of Holders for Taxes and Other Charges. If any tax,
                   ------------------------------------------------
duty or other governmental charge, shall become payable by the Custodian or the Depositary with respect to any ADR or any Deposited Securities represented by the ADSs evidenced by such ADR, such tax or other governmental charge shall be payable by the Holder or Beneficial Owner thereof to the Depositary. The Depositary may refuse to effect any transfer of such ADR or any withdrawal of Deposited Securities underlying such ADR until such payment is made, and may withhold any dividends or other distributions, or may sell for the account of the Holder thereof any part or all of the Deposited Securities underlying such ADR, and may apply such dividends or other distributions or the proceeds of any such sale to pay any such tax or other governmental charge and the Holder or Beneficial Owner thereof will remain liable for any deficiency.

     Although in certain circumstances ROC income tax imposed on certain stock dividends distributed by the Company may be deferred until the sale or other disposition of such stock dividends, the Depositary will elect to waive the deferral of income tax on such stock dividends.

     Section  3.03.   Representations  and  Warranties  on  Deposit,   Transfer,
                      ----------------------------------------------------------
Surrender and  Withdrawal of Eligible  Securities  of  Receipts.  Each person
---------------------------------------------------------------
presenting Eligible Securities for deposit under this Deposit Agreement shall be deemed thereby to represent and warrant that (i) such Eligible Securities and each certificate therefor, are duly and validly authorized, issued and outstanding, fully paid and non-assessable and free of any preemptive rights and
(ii) the person making such deposit is duly authorized so to do. Such representations and warranties shall survive the deposit and withdrawal of Eligible Securities and the issuance or cancellation of Receipts or adjustments in the Depositary's records in respect thereof. Each person depositing Eligible Securities, taking delivery of or transferring Receipts or any beneficial interest therein, or surrendering Receipts or any beneficial interest therein and withdrawing Eligible Securities under this Deposit Agreement shall be deemed thereby to represent and warrant that such Eligible Securities or Receipts are not Restricted Securities and that any such deposit, transfer or surrender and withdrawal is not restricted under the Securities Act and is in accordance with the applicable restrictions and conditions on transferability set forth in this Deposit Agreement, in each case in accordance with any applicable securities laws of any State of the United States. Such representations and warranties shall survive any such deposit, transfer or surrender and withdrawal of the Eligible Securities or the Receipts or beneficial interest therein. If any representation or warranty deemed made pursuant to this paragraph is false in any way, the Company and the Depositary shall be authorized, at the cost and expense of the person deemed to have made such representation or warranty, to take any and all actions necessary to correct the consequences thereof.

     Whenever the Company shall deposit any Certificate of Payment under this Deposit Agreement, the Company shall be deemed thereby to represent and warrant that (i) such Certificate of Payment is, and the Shares to be received in exchange for the Certificate of Payment will be, duly authorized, validly issued, fully paid and non-assessable, (ii) all preemptive (and similar) rights, if any, with respect to such Certificate of Payment has been, and with respect to the Shares to be received in exchange for the Certificate of Payment will have been, validly waived or exercised, (iii) the Company has duly authorized the issuance of the Shares to be delivered in exchange for the Payment Certificate so presented for deposit, (iv) the Certificate of Payment presented for deposit is, and the Shares to be deposited upon the exchange of the Certificate of Payment for Shares will be, free and clear of any lien, encumbrance, security interest, change, mortgage or adverse claim, and are not, and the Temporary ADSs issuable upon such deposit will not be, Restricted Securities and (v) the Certificate of Payment presented for deposit has not been, and the Shares to be deposited upon the exchange for the Certificate of Payment will not have been, stripped of any rights or entitlements. Such representations and warranties shall survive the deposit of any Certificate of Payment, the issuance and cancellation of Temporary ADSs in respect thereof and the transfer of such Temporary ADSs.

     Section 3.04. Disclosure of Beneficial Ownership. Notwithstanding any other
                   ----------------------------------
provision of this Deposit Agreement, the Company and the Depositary may from time to time request Holders or former Holders to provide information as to the capacity in which they own or owned Receipts or own or owned such beneficial interest and regarding the identity of any other persons then or previously interested in such Receipts and the nature of such interest and various other matters. Each such Holder agrees to provide arty such information requested by the Company or the Depositary pursuant to this Section 3.04 whether or not such person is still a Holder at the time of such request. The Depositary agrees to use reasonable efforts to comply with the reasonable written instructions from the Company requesting that the Depositary forward any such requests to registered Holders or former registered Holders and to forward to the Company any responses to such requests received by the Depositary; provided, that nothing herein or in the Receipts shall be interpreted as obligating the Depositary to provide or obtain any information not so provided by such Holders or former Holders. Each Holder further agrees to make such disclosure of interests in Eligible Securities of the Company as may be required to be made by such Holder under any laws, regulations or codes of practice applicable in the ROC or any other jurisdiction whether or not the same may be enforceable against such Holder.

     Section 3.05. Ownership Restrictions.  Notwithstanding any other provision
                   ----------------------
of this Deposit Agreement, the Company may restrict transfers of the Eligible Securities or securities convertible into Shares where the Company informs the Depositary that such transfer might result in ownership of Eligible Securities exceeding the limits imposed by applicable laws of the ROC, regulations and rules of the SFC or the TSE, or the Company's Articles of Incorporation. The Company may also restrict, in such manner as it deems appropriate, transfers of the ADSs where such transfer may result in the total number of Deposited Securities, or securities convertible into Shares represented by the ADSs beneficially owned by a single Holder to exceed such limits. The Company may, in its sole discretion, instruct the Depositary to take action with respect to the ownership interest of any Holder in excess of the limitation set forth in the preceding sentence, including but not limited to a mandatory sale or disposition on behalf of a Holder of the Deposited Securities represented by the ADSs held by such Holder in excess of such limitations, if and to the extent such disposition is permitted by any applicable law. The Depositary shall use its reasonable efforts to comply with the written instructions of the Company as provided in this Section 3.05.

     As of the date hereof, there are no such limitations affecting ownership of Eligible Securities imposed by applicable laws of the ROC, regulations and rules of the SFC or the TSE, the Articles of Incorporation of the Company or any provisions of or governing Deposited Securities.

     Section 3.06.  Compliance with Information  Requests.  Notwithstanding  any
                    -------------------------------------
other provision of this Deposit Agreement, each Holder agrees to comply with requests from the Company pursuant to applicable U.S. and ROC laws or regulations and any stock exchange on which the Eligible Securities are, or will be, registered, traded or listed or the Articles of Incorporation of the Company, which are made to provide information, inter alia, as to the capacity in which such Holder owns Receipts (and Deposited Securities) and regarding the identity of any other person interested in such Receipts and the nature of such interest, and the Depositary agrees to use its reasonable efforts to comply with written instructions received from the Company requesting that the Depositary forward any such request from the Company to the Holder and to forward to the Company any such responses to such requests received by the Depositary.

                                   ARTICLE IV

                  RIGHTS RELATING TO THE DEPOSITED SECURITIES;
                     CERTAIN OBLIGATIONS OF THE DEPOSITARY

     Section  4.01.  Cash  Distributions.  Subject  always to  applicable  laws,
                     -------------------
whenever the Custodian or the Depositary receives any cash dividend or other cash distribution by the Company in respect of any Deposited Securities, the Depositary shall, subject to the provisions of Section 4.05, promptly convert or cause such dividend or distribution to be converted into U.S. dollars and shall promptly distribute such amount to the registered Holders entitled thereto, as of the record date fixed pursuant to Section 4.06 hereof, in proportion to the number of ADSs representing such Deposited Securities held by them respectively, after deduction or upon payment of the fees and expenses of the Depositary (and without liability for interest); provided, however, that in the event that the Company, the Custodian or the Depositary shall be required to withhold and does withhold, subject to Section 4.10 hereof, from any cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes or other governmental charges, the amount distributed to the Holder in respect of ADSs representing such Deposited Securities shall be reduced accordingly. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any Holder a fraction of one cent, and any balance not so distributable shall be held by the Depositary (without liability for interest thereon) and shall be added to and become part of the next sum received by the Depositary for distribution to Holders then outstanding.

     Section  4.02.  Distributions  in Eligible  Securities.  Subject  always to
                     --------------------------------------
applicable laws, if the Company declares a dividend in, or free distribution of, Eligible Securities, the Depositary may, and will if the Company so requests, distribute to the Holders entitled thereto, in proportion to the number of ADSs evidenced by the Receipts held by them respectively, additional Receipts evidencing an aggregate number of ADSs that represents the amount of Eligible Securities received as such dividend or free distribution, subject to the terms and conditions of this Deposit Agreement with respect to the deposit of Eligible Securities and the issuance of ADSs evidenced by Receipts, including the withholding of any tax of other governmental charge, the sale of all or a
portion  of  the  Eligible   Securities received  as  such  dividend  or free
distribution to pay such tax or other governmental charge and the payment of the fees of the Depositary. In lieu of delivering Receipts for fractional ADSs in the event of any such dividend or free distribution, the Depositary will sell the amount of Eligible Securities represented by the aggregate of such fractions and distribute the net proceeds in U.S. dollars, all in the manner and subject to the conditions described in Section 4.01. If additional Receipts are not so distributed (except pursuant to the preceding sentence), or such change in the records of the Depositary is not made, each American Depositary Share will thenceforth also represent the additional Eligible Securities distributed upon the Deposited Securities represented thereby, subject to applicable ROC law. In making any distribution on the Deposited Securities, the Depositary also may request payment from all Holder and Beneficial Owners in lieu of withholding any tax or government charge which may be payable in connection with such distribution.

     Section 4.03.  Distributions of Rights.  Subject always to applicable laws,
                    -----------------------
if the Company offers or causes to be offered to the holders of any Eligible Securities any rights to subscribe for additional Eligible Securities or any rights of any other nature, the Company shall inform the Depositary prior to the proposed distribution stating whether or not it wishes such rights to be made available to Holders of ADSs. Upon receipt of a notice indicating that the Company wishes such rights to be made available to Holders of ADSs, the Depositary shall consult with the Company to determine, and the Company shall assist the Depositary in its determination, whether it is lawful and reasonably practicable to make such rights available to the Holders. To the extent that any distribution of rights is made to Holders, such distribution shall be made in proportion to the number of ADSs evidenced by the Receipts held by them respectively. The Depositary shall make such rights available to Holders only if
(i) the Company shall have timely requested that such rights be made available to Holders, (ii) the Depositary shall have received opinions of ROC and US Counsel and such other certificates as it may reasonably require to determine the lawfulness of making the rights available to such Holders, and (iii) the Depositary shall have determined that such distribution of rights is reasonably practicable. In the event all conditions set forth above are satisfied, the Depositary, after consultation with the Company, will have discretion as to the procedure to be followed in making such rights available to any Holders. In the event the conditions set forth above are not satisfied, the Depositary, after consultation with the Company, will have the discretion as to the procedure to be followed in disposing of such rights for the benefit of any Holders and making the net proceeds available in U.S. dollars to such Holders; provided, however, that if by the terms of such rights offering or for any other reason, the Depositary may not either make such rights available to any Holders or dispose of such rights and make the net proceeds available to such Holders, then the Depositary shall allow the rights to lapse; provided, further, that the Depositary may in its discretion after consultation with the Company, and shall at the request of the Company, if the Depositary determines (which determination may be based on opinions of ROC and U.S. counsel that the Company will provide if requested by the Depositary) that it is lawful and feasible, make available in proportion to the number of ADSs held by such Holder, warrants or other instruments therefor in such form as it deems appropriate. If the Depositary determines in its discretion that it is not lawful and feasible to make such rights available to all or certain Holders, it may sell the rights, warrants or other instruments in proportion to the number of ADSs held by the Holders to whom it has determined it may not lawfully or feasibly make such rights available, and allocate the net proceeds of such sales for the account of such Holders otherwise entitled to such right, warrants or other instruments, upon an averaged or other practical basis without regard to any distinctions among such Holders because of exchange restrictions or the date of delivery of any Receipt or Receipts, or otherwise. If the Depositary determines that it is not lawful or feasible to make any such rights available to ADR holders, or to sell any such rights as described above, the Depositary will allow such rights to lapse.

     In circumstances in which rights would not otherwise be distributed, if a Holder requests the distribution of warrants or other instruments in order to exercise the rights allocable to the ADSs of such Holder, the Depositary shall make such rights available to such Holder upon written notice from the Company to the Depositary that (a) the Company has elected in its sole discretion to permit such rights to be exercised, and (b) such Holder has executed such documents as the Company has determined in its sole discretion are reasonably required under applicable law. Upon instruction pursuant to such warrants or other instruments to the Depositary from such Holder to exercise such rights, upon payment by such Holder to the Depositary for the account of such Holder of an amount equal to the purchase price of the Eligible Securities to be received in exercise of the rights, and upon payment of the fees of the Depositary as set forth in such warrants or other instruments, the Depositary will, on behalf of such Holder, exercise the rights and purchase the Eligible Securities, and the Company shall cause the Eligible Securities so purchased to be delivered to the Depositary on behalf of such Holder. As agent for such Holder, the Depositary will cause the Eligible Securities so purchased to be deposited, and will execute and deliver Receipts to such Holder, pursuant to this Deposit Agreement.

     Notwithstanding anything to the contrary in this Section 4.03, the Depositary will not offer rights to Holders unless both the rights and the securities to which such rights relate are either exempt from registration under the Securities Act with respect to a distribution to all Holders or are registered under the provisions of the Securities Act; provided that nothing in this Deposit Agreement will create, or be construed to create, any obligation on the part of the Company to file at registration statement with respect to such rights or underlying securities or to endeavor to have such a registration statement declared effective. If a Holder requests the distribution of warrants or other instruments, notwithstanding that there has been no such registration under the Securities Act, the Depositary will not effect such distribution unless it has received an opinion from recognized counsel in the United States for the Company upon which the Depositary many rely that such distribution to such Holder is exempt from such registration. The Depositary will not be responsible for any failure to determine whether it may be lawful or feasible to make such rights available to Holders in general or any Holder in particular.

     References in this Section 4.03 to "Holders" are to Holders as of the record date fixed pursuant to Section 4.06.

     Section 4.04. Distributions Other Than Cash, Eligible Securities or Rights.
                   ------------------------------------------------------------
Subject always to applicable laws, whenever the Depositary shall receive any distribution other than cash, Eligible Securities of rights in respect of the Deposited Securities, the Depositary will cause the securities or property received by it to be distributed to the Holders entitled thereto, as of a record date fixed pursuant to Section 4.06 hereof, after deduction or upon payment of any fees and expenses of the Depositary or any taxes or other governmental charges, in proportion to their holdings, respectively, in any manner that the Depositary may reasonably deem equitable and practicable for accomplishing such distribution; provided, however, that, if in the opinion of the Depositary, such distribution cannot be made proportionately among the Holders entitled thereto, or if for any other reason (including, but not limited to, any requirement that the Company or the Depositary withholds an amount on account of taxes or other governmental charges or that such securities must be registered under the Securities Act or other law in order to be distributed to Holders) the Depositary deems such distribution not to be feasible, the Depositary may adopt such method as it may deem equitable and practicable for the purposes of effecting such distribution, including, but not be limited to, the public or private sale of the securities or property thus received, or any part thereof, and the net proceeds of any such sale (net of the fees of the Depositary) will be distributed by the Depositary to the Holders entitled thereto as in the lease of a distribution received in cash.

         If the Depositary determines that any distribution of property (including Eligible Securities and rights to subscribe therefor) is subject to any taxes or other governmental charges which the Depositary is obligated to withhold, the Depositary may, by public or private sale, dispose of all or a portion of such property in such amount and in such manner as the Depositary deems necessary and practicable to pay such taxes or charges, and the Depositary will distribute the net proceeds of any such sale after deduction of taxes or charges to the Holders entitled thereto in proportion to the number of ADSs held by them, respectively.

     Section 4.05.  Conversion of Foreign  Currency.  Under current ROC law, the
                    -------------------------------
Depositary, without obtaining further approvals from the CBC or any other governmental authority or agency of the ROC, may convert NT Dollars into other currencies, including U.S. dollars, in respect of the proceeds of the sale of Eligible Securities represented by ADSs or the sale of Eligible Securities issued as stock dividends deposited into the ADR Facilities in respect of such Eligible Securities and any cash dividends or cash distributions received in respect of such Eligible Securities. In addition, the Depositary, also without any such approvals, may convert into NT Dollars inward remittances of payments for purchase of Eligible Securities for deposit in the ADR Facilities against the creation of additional ADSs. The Depositary must obtain foreign exchange approval from the CBC on a payment-by-payment basis for conversion into NT Dollars of subscription payments in respect of rights offerings. It is expected that the CBC will grant such foreign exchange approval as a routine matter.

     Subject to any restrictions imposed by ROC law and regulations, the Depositary is required to convert or cause to be converted as soon as reasonably practicable into U.S. dollars to the extent that in its judgment it can do so on a reasonable basis and can transfer the resulting U.S. dollars to the United States, all cash dividends and other cash distributions denominated in a currency other than U.S. dollars ("Foreign Currency"), including NT Dollars, that it receives in respect of the deposited Eligible Securities, and to distribute the resulting U.S. dollar amount (net of reasonable and customary expenses incurred by the Depositary in converting such Foreign Currency) to the Holders entitled thereto, in proportion to the number of ADSs representing such Deposited Securities evidenced by Receipts held by them, respectively. Such distribution may be made upon an average or other practicable basis without regard to any distinctions among Holders on account of exchange restrictions or the date of delivery of any Receipt or Receipts or otherwise. The amount distributed to the Holders will be reduced by any amount on account of taxes to be withheld by the Company or the Depositary.

     If the Depositary determines that in its judgment any Foreign Currency received by the Depositary or the Custodian is not convertible on a reasonable basis into U.S. dollars transferable to the United States, or if any approval or license of any government or agency thereof which is required for such conversion is denied or in the opinion of the Depositary, after consultation with the Company, is not obtainable, or if any such approval or license is not obtained within a reasonable period, as determined by the Depositary, the Depositary may distribute the Foreign Currency received by the Depositary or the Custodian to, or in its discretion may hold such Foreign Currency uninvested and without liability for interest thereon for the respective accounts of, the Holders entitled to receive the same. If any such conversion of foreign currency, in whole or in part, cannot be effected for distribution to some of the Holders entitled thereto, the Depositary may in its discretion make such conversion and distribution in U.S. dollars to the extent permissible to the Holders entitled thereto, and may distribute the balance of the Foreign Currency received by the Depositary to, or hold such balance uninvested and without liability for interest thereon for, the respective accounts of, the Holders entitled thereto.

     If any such conversion of foreign currency, in whole or in part, cannot be effected for distribution to some Holders entitled thereto, the Depositary may in its discretion make such conversion and distribution in U.S. dollars to the extent permissible to the registered Holders for whom such conversion and distribution is practicable and may distribute the balance of the foreign currency received by the Depositary to, or hold such balance (without liability for interest) for the account of, the Holders for whom such conversion and distribution is not practicable.

     Section  4.06.  Fixing of Record Date.  Whenever any cash dividend or other
                     ---------------------
cash distribution shall become payable or any distribution other than cash shall be made, or whenever rights shall be issued with respect to the Deposited Securities, or whenever for any reason the Depositary causes a change in the number of Eligible Securities that are represented by each ADS, or whenever the Depositary shall receive notice of any meeting of holders of Eligible Securities or other Deposited Securities, or whenever the Depositary shall find it necessary or convenient, the Depositary will, subject to the requirements of applicable law and the regulations of any stock exchange on which the ADSs may be listed, fix a record date which shall be the same date, to the extent practicable, as the record date for the Eligible Securities or other Deposited Securities, or if different, to be fixed as soon thereafter as practicable, (a) for the determination of the Holders who will be (i) entitled to receive such dividend, distribution or rights, or the net proceeds of the sale thereof, or
(ii) entitled to give instructions for the exercise of voting rights at any such meeting, or (b) on or after which each ADS will represent the changed number of Eligible Securities, subject to the provisions contained herein. Subject to the provisions of Sections 4.01 through 4.05 and 5.09 and to the other terms and conditions of this Deposit Agreement, the Holders on such record date shall be entitled to receive the amount distributable by the Depositary with respect to such dividend or other distribution or such rights or the net proceeds of sale thereof, to give voting instructions for the Deposited Securities, or to exercise the rights of Holders hereunder with respect to such changed number of Eligible Securities, represented by each ADS, in proportion to the number of ADSs held by them respectively, or with respect to such other matter. The Depositary shall promptly notify the New York Stock Exchange, Inc. of any action to fix a record date for the ADSs or to close the transfer books for the ADSs.


     Section  4.07.  Voting  of  Deposited  Securities.  Each  Holder  of an ADR
                     ---------------------------------
appoints the Depositary as its representative to exercise the voting rights with respect to the Shares or other Deposited Securities represented by the ADSs. Holders may exercise voting rights with respect to the Shares represented by such ADSs only in accordance with the provisions contained herein. Except as described below, Holders will not be able to exercise voting rights attaching to the Deposited Securities on an individual basis. According to ROC Company Law, a shareholder's voting rights attaching to shareholdings in a ROC company must, as to all matters subject to a vote of shareholders (other than the election of directors and supervisors, if such election is done by means of cumulative voting), be exercised as to all shares held by such shareholder in the same manner. Accordingly, the voting rights attaching to the Deposited Securities must be exercised as to all matters subject to a vote of shareholders by the Depositary, as representative of the Holders, collectively in the same manner, except in the case of an election of directors and supervisors, if such election is done by means of cumulative voting. The election of directors and supervisors is by means of cumulative voting unless the Company's Articles of Incorporation stipulate otherwise.

     The Company will provide to the Depositary sufficient copies (including English translations), as the Depositary may reasonably request, of notices of meetings of shareholders of the Company and the agenda therefor (containing an indication of the number of directors or supervisors to be elected if an election of directors or supervisors is to be held at the meeting), and, upon the request of the Depositary, a list of the candidates who have expressed their intentions to run for an election of directors or supervisors which the Depositary will mail to Holders as soon as practicable after receipt of the same by the Depositary, together with a voting instruction form by which each Holder may give instructions to the Depositary to vote for or against each resolution specified in the agenda for the meeting and to vote, on a cumulative basis (if the election is done by means of cumulative voting), for the persons designated by such Holder as directors and supervisors. In order for such voting instructions to be valid, the voting instruction form must be completed and duly signed by the Holder and returned to the Depositary by such date as the Depositary may specify, not to be earlier than 10 days after mailing of the voting instruction form to the Holders and not to be later than five days prior to the date of the shareholders' meeting. For the benefit of the Holders, the Depositary hereby agrees to request the list of candidates who have expressed their intentions to run for election of directors or supervisors. In connection with an election for the directors or supervisors, additional or different candidates may be nominated at the meeting of the shareholders than those proposed in the list provided by the Company. In the event (i) any such additional or different candidates are nominated at the meeting or (ii) the number of directors or supervisors to be elected is changed subsequent to the mailing of the relevant voting instruction form by the Depositary, the Depositary may develop procedures to calculate votes in a manner not inconsistent with the provisions of this Section 4.07; provided, however, that the Depositary shall not exercise any discretion with regard to any voting rights.

     Subject to the provisions described in the second succeeding paragraph, which will apply to the election of directors and supervisors done by means of cumulative voting, if a Holder or Holders together holding at least 51% of the ADSs outstanding at the relevant record date instruct the Depositary to vote in the same manner in respect of one or more resolutions to be proposed at the meeting (other than the election of directors or supervisors), the Depositary will notify the instructions to the Chairman of the Board of Directors of the Company or such other person as he may designate (the "Representative") and appoint the Representative as the representative of the Depositary and the Holders to attend such meeting and vote all the Deposited Securities represented by ADSs to be voted in the manner so instructed by such Holder or Holders in relation to such resolution or resolutions (the "Voting Instruction").

     If, for any reason, the Depositary has not by the date specified by it received instructions from a Holder or Holders together holding at least 51% of all the ADSs outstanding at the relevant record date to vote in the same manner in respect of any of the resolutions specified in the agenda for the meeting (other than the elections of directors or supervisors done by means of cumulative voting), then such Holders will be deemed to have instructed the Depositary to authorize and appoint the Representative as representative of the Depositary and the Holders to attend such meeting and vote all the Deposited Securities represented by ADSs as such Representative deems appropriate with respect to such resolution or resolutions, which may not be in the interests of the Holders.

     The Depositary will notify the instructions for the election of directors and supervisors received from Holders to the Representative and appoint the Representative as the representative of the Depositary and the Holders to attend such meeting and vote the Deposited Securities represented by ADSs as to which the Depositary has received instructions from Holders for the election of directors and supervisors in the manner so instructed to the extent practicable, subject to any restrictions under ROC law and the Articles of Incorporation of the Company. Such Holders who by the date specified by the Depositary have not delivered instructions to the Depositary, will be deemed to have instructed the Depositary to authorize and appoint the Representative as the representative of the Depositary and the Holders to attend such meeting and vote all the Deposited Securities represented by ADSs as to which the Depositary has not received instructions from the Holders for the election of directors and supervisors as the Representative deems appropriate with respect to such resolution or resolutions, which may not be in the best interests of the Holders. Candidates standing for election as representatives of a shareholder may be replaced by such shareholder prior to the meeting of shareholders and the votes cast by the Holder for such candidates shall be counted as votes for their replacements.

     The Depositary's notification of a Voting Instruction or appointment of a Representative in the manner and circumstances described above shall be subject to the receipt (at the sole cost and expense of the Depositary) by the Depositary of an ROC legal opinion (which opinion may be delivered at the time of entering into the Deposit Agreement) addressed to, and in the form and substance satisfactory to, the Depositary, to the effect that under ROC law (i) this Deposit Agreement is valid, binding and enforceable against the Company and the Holders of ADSs and (ii) the Depositary will not be deemed to be authorized to exercise any discretion when voting in accordance with this paragraph and will not be subject to any potential liability under ROC law for losses arising from such voting; provided, however, in the event of a change in applicable ROC law after the date of this agreement the Depositary shall be entitled to an opinion of ROC outside counsel with respect to (i) and (ii) above prior to the next occurring shareholders' meeting subsequent to such change in applicable ROC law. The Company and the Depositary shall take such actions, including the amendment of this Section 4.07, as they shall deem appropriate to endeavor to provide for the exercise of voting rights attached to the Shares at future shareholders' meetings of the Company in a manner consistent with applicable ROC law.

     By continuing to hold ADRs, all Holders will be deemed to have agreed to the voting provisions set forth herein as they may be amended from time to time.


     As of the date hereof, the ROC Company Law and the Articles of Incorporation of the Company provide that a holder of Shares (including any holder of interest in any Certificate of Payment evidencing the irrevocable right to receive Shares) has one vote for each Share.


     The Depositary will not, and the Depositary will endeavor to ensure that the Custodian and their respective nominees (including the Representative) do not (except as described above), exercise any discretion as to voting, nor vote or attempt to exercise the right to vote that attaches to the Deposited Securities, other than in accordance with such instructions.

     Section 4.08. Changes Affecting  Deposited Securities.  Upon any change in
                   ---------------------------------------
nominal or par value, split-up, consolidation or other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, and upon the Depositary having obtained specific regulatory approval, if necessary, for the issuance of additional ADSs from the appropriate governmental entity in the ROC, any securities which shall be received by the Depositary or the Custodian in exchange for, in conversion of, or in respect of Deposited Securities will be treated as new Deposited Securities under this Deposit Agreement, and the ADSs shall thenceforth represent, in addition to the existing Deposited Securities, the right to receive the new Deposited Securities so received, unless additional ADRs are delivered pursuant to the following sentence. In any such case, the Depositary may, after consultation with the Company, and will, if the Company so requests, execute and deliver additional Receipts as in the case of a distribution in Eligible Securities, or call for the surrender of outstanding Receipts to be exchanged for new Receipts specifically describing such new Deposited Securities. Furthermore, the Company and the Depositary shall determine whether any amendments to the terms of this Deposit Agreement are required in any such case.

     Notwithstanding the foregoing, in the event that any security or property
o received may not be lawfully distributed to some or all Holders, the Depositary may, with the Company's approval, and shall if the Company requests, subject to receipt of an opinion of Company's counsel reasonably satisfactory to the Depositary that such action is not in violation of any applicable laws or regulations, sell such securities at public or private sale, at such place or places and upon such terms as it may deem proper, and may allocate the net proceeds of such sales for the account of the Holders otherwise entitled to such securities upon an averaged or other practicable basis without regard to any distinctions among such Holders and distribute the net proceeds so allocated to the extent practicable as in the case of a distribution received in cash pursuant to Section 4.01.

     Section 4.09. Transmittal by the Depositary of Company Notices, Reports and
                   -------------------------------------------------------------
Communications. The Depositary shall make available for inspection by Holders at
--------------
its Principal Office any reports and communications received from the Company which are both (a) received by the Depositary as representative of the holder of record of the Deposited Securities, and (b) made generally available to the holders of such Deposited Securities by the Company. The Depositary shall also promptly send to the Holders copies of such reports and communications when furnished by the Company pursuant to Section 5.08. Any such reports and communications furnished or made available to shareholders including any proxy form and agenda, furnished to the Depositary by the Company will be furnished in English when so required pursuant to any regulations of the Commission or any stock exchange on which the ADSs are listed.

     Section 4.10. Taxation. The Depositary or the Custodian will forward to the
                   --------
Company or its agents such information from its records as the Company may reasonably request to enable the Company or its agent to file necessary reports with governmental authorities or agencies, and the Depositary, the Custodian or the Company or its agents may file such reports as are necessary to reduce or eliminate applicable taxes on dividends and on other distributions in respect of Deposited Securities. In accordance with instructions from the Company and to the extent practicable and at the expense of the Company, the Depositary will take, or will cause the Custodian to take, reasonable administrative actions to obtain tax refunds, reduced withholding of tax at source on dividends and other benefits under applicable tax treaties with respect to dividends and other distributions on the Deposited Securities. Holders may be required from time to time to file such proof of taxpayer status or residence, to execute such certificates and to make such representations and warranties, or to provide any other information or documents as the Depositary may deem necessary or proper to fulfill the Depositary's obligations under applicable law. Holders shall provide the Depositary, in a timely manner, with copies, or originals if necessary and appropriate, of any such proofs of residence, taxpayer status, and beneficial ownership and any other information or documents which the Depositary may reasonably request. The Holder shall indemnify the Depositary, the Company, the Custodian and any of their respective directors, employees, agents and Affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for such Holder pursuant to this Section 4.10.

     Upon the request of any Holder, the Depositary shall provide such Holder with a copy of the receipt of foreign taxes withheld, or proof of such payment, if such receipt or proof is received by the Depositary from the Company, but in no event shall the Depositary be held liable for a Holder's failure to obtain foreign tax credits against the Holder's United States federal income tax liability.

     If any withholding tax is imposed at source on any amounts paid under this Deposit Agreement and the Company is required to withhold and pay such tax, the Company shall promptly surrender to the Depositary the original tax receipt or other proof of payment in a form reasonably satisfactory to the Depositary, subject to applicable ROC law. Additionally, if any tax is paid by the Company (e.g., stamp duty tax or capital gains tax) relating to any amounts paid under this Deposit Agreement, the Company shall promptly surrender to the Depositary the original tax receipt or other proof of payment in a form reasonably satisfactory to the Depositary, subject to applicable ROC law.

     In no event shall the Depositary be held liable if the Company or any subsidiary thereof constitutes a Foreign Personal Holding Company, Passive Foreign Investment Company, or any other type of entity that may result in a Holder's increased tax liability in respect of (i) gain realized on the sale or other disposition of the ADRs or (ii) dividends. The Depositary is under no obligation to provide any Holder with any information regarding the tax status of the Company in the current or any succeeding taxable years.

     Section 4.11.  Available  Information.  The Company is currently subject to
                    ----------------------
the periodic reporting requirements of the Exchange Act and, accordingly, files certain reports with the Commission. These public reports can be inspected by Holders and copied at the public reference facilities maintained by the Commission located at the date of this Deposit Agreement at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

     Section 4.12. Disclosure of Ownership and Shareholders' Rights. The Company
                   ------------------------------------------------
hereby agrees, for so long as may be required for the benefit of Holders of ADRs while this Deposit Agreement remains in effect, that it shall register the Depositary or its nominee in its register of shareholders with respect to all Eligible Securities or other Deposited Securities deposited with the Custodian at any time and from time to time for the benefit of Holders of ADRs.

     The Company further covenants, for so long as this Deposit Agreement remains in effect, that, with respect to all Eligible Securities or other Deposited Securities deposited with the Custodian at any time and from time to time for the benefit of Holders of ADRs, it will not suspend (a) the status of the Depositary or its nominee as registered shareholder of the Company or (b) the rights of holders of Eligible Securities or other Deposited Securities, including the right to vote, in or connected to such Eligible Securities or other Deposited Securities deposited with the Custodian, subject to the provisions of this Deposit Agreement.

     Notwithstanding that the Depositary will act for the Holders of ADRs and will be unable to make the disclosures or declarations required under the Company's Article of Incorporation, the Company shall treat the Depositary, acting for the Holders of ADRs, equally with any other registered holder of Eligible Securities or other Deposited Securities with respect to the exercise of all rights of registered holders of Eligible Securities or other Deposited Securities, including, but not limited to, the right to vote and to receive dividends or other distributions, subject to the provisions of this Deposit Agreement.

     If as a result of a change of ROC law, the Depositary acting for the Holders of ADRs shall no longer be able to exercise the rights of a registered holder of Eligible Securities as provided in the preceding paragraphs, the Company agrees to use its reasonable efforts to give the Depositary and the Holders not less than thirty (30) days prior written notice thereof.

                                   ARTICLE V

                 THE DEPOSITARY, THE CUSTODIAN AND THE COMPANY

     Section 5.01.  Maintenance of Depositary's  Office and Register.  Until the
                    ------------------------------------------------
termination of this Deposit Agreement in accordance with its terms, the Depositary shall maintain in the Borough of Manhattan, the City of New York, facilities for the execution and delivery, registration, registration of transfers and surrender of Receipts in accordance with the provisions of this Deposit Agreement.

     The Depositary shall keep books tit its Principal Office for the registration of Receipts and transfers of Receipts, which office shall be open at all reasonable times for inspection by Holders and the Company, provided that such inspection shall not be for the purpose of communicating with Holders in the interest of a business or object other than the business of the Company or a matter related to this Deposit Agreement, the ADSs or the Receipts.

     The Depositary may close the transfer books, at any time or from time to time, when deemed necessary by it in connection with the performance of its duties hereunder or at the reasonable request of the Company.

     If any Receipts or the ADSs evidenced thereby are listed on one or more stock exchanges or quoted on any automated quotation systems in the United States, the Depositary or its agent may act as Registrar if appointed by the Company or, upon the written request of, or with the written approval of the Company, appoint a Registrar or one or more co-registrars for registration of such Receipts in accordance with any requirements of such exchange or exchanges or systems and with the terms of any such appointment. Such Registrar or co-registrars may be removed and a substitute or substitutes appointed by the Depositary upon the request or with the approval of the Company. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by Holders or persons entitled thereto and will be entitled to protection and indemnity to the same extent as the Depositary. Upon the written approval of the Company, the Depositary may appoint one or more co-transfer agents for the purpose of effecting transfers, combinations and split-ups of ADRs at designated transfer offices on behalf of the Depositary. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by Holders or persons entitled to ADRs and will be entitled to protection and indemnity to the same extent as the Depositary. So long as any ADRs or ADSs evidenced thereby are listed on one or more stock exchanges, the Depositary will act as registrar, or upon the request of or with the approval of the Company will appoint a registrar or one or more co-registrars, for registration of the ADRs in accordance with the requirements of any stock exchange on which ADSs evidenced by such ADRs are listed. Such registrars or co-registrars shall, upon the Company's request, and may, with the approval of the Company, be removed and a substitute or substitutes appointed by the Depositary. Each Receipt registrar, co-registrar or co-transfer agent appointed under this Section 5.01 (other than Citibank, N.A.) shall give notice in writing within five business days from the day of such appointment to the Company and the Depositary accepting such appointment and agreeing to be bound by the applicable terms of this Deposit Agreement.

     The Depositary may perform its obligations under this Section 5.01 through any agent appointed by it pursuant to the Deposit Agreement, provided that the Depositary shall notify the Company of such appointment and shall remain responsible for the performance of such obligations as if no agent were appointed.

     Section 5.02. Lists of Receipt Holders. Notwithstanding any other provision
                   ------------------------
of this Deposit Agreement, promptly upon request by the Company, the Depositary shall furnish to it (i) a list, as of a recent date, of the names, addresses and holdings of ADSs by all registered Holders and (ii) copies of all certifications delivered to the Depositary pursuant to the first sentence of Section 2.06 hereof

     Section 5.03. Obligations of the Depositary, the Custodian and the Company.
                   ------------------------------------------------------------
The obligations of the Company and the Depositary and their respective agents under this Deposit Agreement are expressly limited to performing their respective duties specified herein in good faith and using their reasonable judgment.

     Each of the Depositary and its agents assumes no obligation and shall be subject to no liability under this Deposit Agreement or the Receipts to Holders or other persons, except to perform such obligations as are specifically set forth and undertaken by it in this Deposit Agreement without negligence and in good faith. The Depositary and the Company undertake to perform such duties and only such duties as are specifically set forth in this Deposit Agreement, and no implied covenants or obligations shall be read into this Deposit Agreement against the Depositary or the Company or their respective agents. Without limitation of the preceding, none of the Depositary, its Affiliates nor its agents or the Company, its Affiliates or its agents shall be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of the Receipts, which in its opinion may involve it in expense or liability, unless an indemnity satisfactory to it in its sole discretion against all expense (including fees and disbursements of counsel) and liability shall be furnished as often as may be required, and no Custodian shall be under any obligation whatsoever with respect to such proceedings, the Custodian being responsible solely to the Depositary. Neither the Depositary, its Affiliates, nor its agents, or the Company, its Affiliates, nor its agents shall be liable for any action or inaction by it or them in reliance upon the advice of or information from legal counsel, accountants, any person presenting Eligible Securities for deposit, any Holder or any other person believed by it or them in good faith to be competent to give such advice or information. Each of the Depositary, its Affiliates and its agents and the Company, its Affiliates and its agents may rely and shall be protected ire acting upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

     The Depositary and its agents shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any vote is cast or the effect of any vote, or for the failure of the Company to exchange any Certificate of Payment into Shares, provided that any such action or omission is in good faith and in accordance with the terms of this Deposit Agreement. The Depositary shall not be obligated in any way to monitor or enforce the obligations of the Company, including, without limitation, in respect of any Certificate of Payment, the conversion of such Certificate of Payment into Shares.

     Section 5.04.  Prevention or Delay in  Performance by the Depositary or the
                    ------------------------------------------------------------
Company.  Neither the  Depositary  nor the  Company nor any of their  respective
-------
directors, employees, agents or Affiliates will be liable to any Holder or other person or entity, if by reason of any provision of any present or future law or regulation of the United States, the ROC or any other country, or of any other governmental or regulatory authority or stock exchange or by reason of any provision, present or future, of the Articles of Incorporation of the Company, or by reason of any provision of any securities issued or distributed by the Company, or any offering or distribution thereof, or by reason of any act of God or war or other circumstance beyond its control, the Depositary or the Company or any of their respective directors, employees, agents, or Affiliates shall be prevented, delayed or forbidden from, or be subject to any civil or criminal penalty on account of, doing or performing any act or thing which by the terms of this Deposit Agreement or the Deposited Securities it is provided will be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for under this Deposit Agreement. Where, by the terms of a distribution pursuant to Section 4.01, 4.02, or 4.03 of this Deposit Agreement, or an offering or distribution pursuant to Section 4.04, 4.08 or 5.09 of this Deposit Agreement, or for any reason, such distribution or offering may not be lawfully made available to Holders, and the Depositary may not lawfully dispose of such distribution or offering on behalf of such Holders and make the net proceeds available to such Holders, then the Depositary will not make such distribution or offering, and will allow the rights, if applicable, to lapse.

     Section 5.05.  Resignation  and Removal of the  Depositary;  Appointment of
                    ------------------------------------------------------------
Successor  Depositary.  The  Depositary  may at any time  resign  as  Depositary
---------------------
hereunder by sixty (60) days' written notice of its election so to do to the Company, such resignation to take effect upon the earlier of (i) the appointment of a successor depositary and its acceptance of such appointment as hereinafter provided and (ii) the expiration of sixty (60) days after delivery to the Company of such notice.

     The Depositary may at any time be removed by the Company by sixty (60) days' written notice of such removal which shall become effective upon the earlier of (i) the sixtieth (60th) day after delivery thereof to the Depositary and (ii) the appointment of a successor depositary and its acceptance of such appointment as hereinafter provided.

     In case at any time the Depositary acting hereunder shall resign or be removed, the Company shall use its best efforts to appoint a successor depositary, which shall be a bank or trust company having an office in the Borough of Manhattan, The City of New York. Every successor depositary shall execute and deliver to its predecessor and to the Company an instrument in writing accepting its appointment hereunder, and thereupon such successor depositary, without any further act or deed, shall become fully vested with all the rights, powers, duties and obligations of its predecessor; but such predecessor, nevertheless, upon payment of all sums due it and on the written request of the Company, shall execute and deliver an instrument transferring to such successor all rights and powers of such predecessor hereunder, shall duly assign, transfer and deliver all right, title and interest in the Deposited Securities to such successor, and shall deliver to such successor a list of the Holders of all outstanding Receipts and such other books and records maintained by such predecessor and its agents with respect to its function as Depositary hereunder. Any such successor depositary shall promptly mail notice of its appointment to the Holders.

     Any corporation into or with which the Depositary may be merged or consolidated shall be the successor of the Depositary without the execution or filing of any document or any further act.

     Section 5.06.  Charges of Depositary.  The Depositary will charge any party
                    ---------------------
(i) who makes a deposit of Eligible Securities or to whom ADRs are issued, (ii) who surrenders an ADR for the purpose of delivery or withdrawal of deposited Eligible Securities or other Deposited Securities and (iii) to whom a distribution of Eligible Securities pursuant to an exercise of rights or other free distributions of Eligible Securities (other than with respect to stock splits or dividends) is made, a fee of up to $0.05 for each ADS (or fraction thereof) issued or surrendered, and a fee of up to $0.02 for each ADS (or fraction thereof) for any cash distribution (other than with respect to dividends) made pursuant to this Deposit Agreement. The Company will pay such expenses, fees of charges of the Depositary and those of the Registrar, if any, as are agreed to in a written agreement between the Company and the Depositary, except for taxes and other governmental charges, any applicable share transfer, custody and registration fees on deposit, withdrawal, or transfer of Eligible Securities, certain cable, telex, facsimile transmission and delivery charges and such expenses as are incurred by the Depositary in the conversion of foreign currency into U.S. dollars, and in connection with compliance with foreign exchange control regulations, which shall be payable by Holders.

     The Depositary may own and deal in any class of securities of the Company and its affiliates and in ADRs. The right of the Depositary to receive payment of fees, charges and expenses as provided in this Section 5.06 shall survive the termination of this Deposit Agreement and, as to any Depositary, the resignation or removal of such Depositary pursuant to Section 5.05.

     Section  5.07.  The  Custodian.  The  Depositary  has  initially  appointed
                     --------------
Citibank. N.A., Taipei Branch, as custodian and agent of the Depositary for the purpose of this Deposit Agreement. The Custodian in acting hereunder shall be subject at all times and in all respects to the direction of the Depositary and shall be responsible solely to it. The Custodian may resign and be discharged from its duties hereunder by notice of such resignation delivered to the Depositary at least sixty (60) days prior to the date on which such resignation is to become effective. If upon such notice of resignation there shall be no Custodian acting hereunder, the Depositary shall, promptly after receiving such notice, after consultation with the Company, appoint a substitute custodian that is organized under the laws of the ROC which shall thereafter be the Custodian hereunder. The Depositary may discharge any Custodian at any time upon notice to the Custodian being discharged and, after consultation with the Company, appoint a substitute or an additional custodian, who shall thereafter be a Custodian hereunder. Forthwith upon its appointment, each such substitute or additional custodian shall deliver to the Depositary and the Company an acceptance of such appointment satisfactory in form and substance to the Depositary and the Company. Any Custodian ceasing to act hereunder as Custodian shall deliver all Deposited Securities held by it to a Custodian continuing to act upon the instruction of the Depositary. The Depositary shall give notice in writing to all registered Holders of the name, location and the appointment of any Custodian not named in the Receipts. Upon the appointment of any successor depositary hereunder, any Custodian then acting hereunder shall forthwith become, without any further act or writing, the agent hereunder of such successor depositary and the appointment of such successor depositary shall in no way impair the authority of any Custodian hereunder; but the successor depositary so appointed shall, nevertheless, on the written request of any Custodian, execute and deliver to such Custodian all such instruments as may be proper to give to the Custodian full and complete power and authority as agent hereunder of such successor depositary.

     Section 5.08. Notices and Reports. On or before the first date on which the
                   -------------------
Company gives notice, by publication or otherwise, of any meeting of Holders of any Deposited Securities, or of any adjourned meeting of such Holders, or of the taking of any action by such Holders of any Deposited Securities other than at a meeting, or of the taking of any action in respect of any cash or other distributions or the offering of any rights in respect of any Deposited Securities, the Company agrees, to transmit to the Depositary a copy of the notice thereof in the English language but otherwise in the form given or to be given to holders of Eligible Securities or other Deposited Securities. The Company shall also furnish at such time to the Depositary a summary, in English, of any applicable provisions or proposed provisions of the Articles of Incorporation of the Company that may be relevant or pertain to such notice of meeting or be the subject of a vote thereat.

     The Depositary will arrange for the prompt transmittal by the Custodian to the Depositary of such notices and any other reports and communications that are generally provided by the Company to holders of its Eligible Securities or other Deposited Securities (including English language summaries or translations thereof provided to the Depositary by the Company). The Depositary shall arrange for prompt mailing of copies thereof to all Holders. The Company will also provide to the Depositary an English language translation of such reports or communications reasonably concurrently with the receipt (by publication or otherwise) by holders of Eligible Securities of such reports or communications.

The Depositary shall not be required to obtain English translations or English summaries of any notices, reports or communications which are not initially furnished to the Depositary in English text.

     Section 5.09.  Issuance of Additional  Eligible Securities, ADSs Etc. The
                    -----------------------------------------------------
Company agrees that in the event that the Deposit Agreement is amended to permit the Deposit of Eligible Securities generally without the provision of opinions of counsel as to whether such Eligible Securities are Restricted Securities and the Company issues (a) additional Eligible Securities, (b) rights to subscribe for Eligible Securities or other Deposited Securities, (c) securities convertible or exchangeable into Eligible Securities, or (d) rights to subscribe for securities convertible or exchangeable into Eligible Securities, the Company will, at the request of the Depositary, promptly furnish to the Depositary a written opinion from United States counsel for the Company, which counsel shall be reasonably satisfactory to the Depositary, stating whether or not the circumstances of such issue require a registration statement under the Securities Act to be in effect prior to the delivery of the Receipts to be issued in connection with such securities or the issuance of such rights to the Holders entitled thereto; provided, however, that no such opinion shall be required in the event of an issuance of Eligible Securities as a bonus, share split or similar event. If in the opinion of such counsel a registration statement is required, such counsel shall furnish to the Depositary a written opinion as to whether such registration statement is in effect. If, being so advised by counsel, the Company determines that an issuance of such securities is required to be registered under the Securities Act, the company will register such issuance to the extent necessary, alter the terms of the issuance to avoid the registration requirements of the Securities Act or direct the Depositary to take specific measures with respect to the acceptance for deposit of Eligible Securities to prevent such issuance from being made in violation of the registration requirements of the Securities Act.

     The Company agrees with the Depositary that neither the Company nor any of its Affiliates will at any time (i) deposit any Eligible Securities or other Deposited Securities, either upon original issuance or upon a sale of Eligible Securities or other Deposited Securities previously issued and reacquired by the Company or by any such Affiliate, unless such transaction is registered under the Securities Act, or is exempt from registration under the Securities Act as confirmed by a written opinion from counsel for the Company in the United States, which counsel shall be reasonably satisfactory to the Depositary, or
(ii) issue additional Eligible Securities, rights to subscribe for such Eligible Securities, securities convertible into or exchangeable for Eligible Securities or rights to subscribe for such securities except under circumstances complying in all respects with the Securities Art.

     Section  5.10.  Indemnification.   The  Company  agrees  to  indemnify  the
                     ---------------
Depositary, the Custodian and any of their respective directors, employees, agents and Affiliates against, and hold each of them harmless from, any loss, liability, tax, charge or expense of any kind whatsoever (including, but not limited to, the reasonable fees and expenses of counsel) incurred by them that may arise (a) out of or in connection with any offer, issuance, sale, resale, transfer, deposit or withdrawal of Receipts, ADSs, or other Deposited Securities, as the case may be, or any offering documents in respect thereof or
(b) out of acts performed or omitted, including but not limited to any delivery by the Depositary on behalf of the Company of information regarding the Company, in connection with this Deposit Agreement, the Receipts, the ADSs or any Deposited Securities, as the same may be amended, modified or supplemented from time to time, in any such case (i) by the Depositary, the Custodian or any of their respective directors, employees, agents and Affiliates, except to the extent such loss, liability, tax, charge or expense is due to negligence or bad faith of any of them, or (ii) by the Company or any of its directors, employees, agents and Affiliates.

     The Depositary agrees to indemnify the Company and its directors, employees, agents and Affiliates, and hold them harmless from any loss, liability, tax, charge or expense of any kind whatsoever (including, without limitation, reasonable fees and expenses of counsel) incurred by them which may arise out of acts performed or omitted by the Depositary due to the negligence or bad faith of the Depositary.

     The obligations set forth in this Section 5.10 shall survive the termination of this Deposit Agreement and the succession or substitution of any party hereto.

     Any person seeking indemnification hereunder (an "indemnified person") shall notify the person from whom it is seeking indemnification (the "indemnifying person") of the commencement of any identifiable action or claim promptly after such indemnified person becomes aware of such commencement (provided that the failure to make such notification shall not affect such indemnified person's rights otherwise than under this Section 5.10) and shall consult in good faith with the indemnifying person as to the conduct of the defense of such action or claim, which defense shall be reasonable in the circumstances. No indemnified person shall compromise or settle any action or claim without the consent of the indemnifying person, which consent shall not be unreasonably withheld.

     Section 5.11. Certain Rights of the Depositary; Limitations. Subject to the
                   ---------------------------------------------
further terms and provisions of this Section 5.11, Citibank, N.A. and its agents may own and deal in any class of securities of the Company and its affiliates and in Receipts. The Depositary may issue Receipts against evidence of rights to receive Eligible Securities from the Company, or any custodian, registrar, transfer agent, clearing agency or other entity involved in ownership or transaction records in respect of the Eligible Securities. Such evidence of rights shall consist of written blanket or specific guarantees of ownership of Eligible Securities furnished on behalf of the holder thereof. In its capacity as Depositary, the Depositary shall not lend Eligible Securities or Receipts; provided, however, that the Depositary may, to the extent permitted by applicable laws, (i) issue Receipts prior to the receipt of Eligible Securities pursuant to Section 2.03 and (ii) deliver Eligible Securities prior to the receipt and cancellation of Receipts pursuant to Section 2.06, including Receipts which were issued under (i) above but for which Eligible Securities may not have been received (each such transaction a "Pre-Release Transaction"). The Depositary may receive Receipts in lieu of Eligible Securities in satisfaction of a Pre-Release; provided that the Depositary may not execute any Pre-Release prior to receipt of any required ROC regulatory approval or if such release would violate applicable law. Each Pre-Release must be (i) preceded or accompanied by a written representation by the person or entity (the "Applicant") to whom the Receipts or Eligible Securities are to be delivered that such Applicant, or its customer, owns the Eligible Securities or Receipts to be remitted, as the case may be, and assigns all right, title and interest therein to the Depositary for the benefit of the Holders, and such other representations and agreements as are set forth in this Deposit Agreement, (ii) at all times fully collateralized with cash or such other collateral as the Depositary deems appropriate, (iii) terminable by the Depositary on not more than five business days notice and (iv) subject to the further indemnities and credit regulations as the Depositary deems appropriate. The number of Receipts that are outstanding at any time as a result of Pre-Release will not normally exceed 30% of the Eligible Securities deposited hereunder, provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate, after consultation with the Company. The Depositary may also set limits with respect to the number of Receipts and Eligible Securities involved in Pre-Release Transactions with any one Applicant on a case by case basis as it deems appropriate. Neither Temporary ADSs nor any interest in any Certificate of Payment shall be eligible for Pre-Release Transactions hereunder.

     The Depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided pursuant to (ii) above, but not the earnings thereon, shall be held for the benefit of the Holders (other than the Applicant).

     Section  5.12.  Undertakings  of the  Company.  So long as the ADSs are
                     -----------------------------
represented by ADRs, the Company shall:

                (a) inform the Depositary of the total number of the Company's issued and outstanding Eligible Securities upon request by the Depositary to the Company and provide forthwith upon request such additional information, facilities and assistance as may reasonably be requested by the Depositary to enable it to discharge the powers, rights and duties vested in it hereunder;


                (b) the Company shall, no later than the tenth day of each month, file with the appropriate governmental and regulatory authorities in the ROC all required information including the outstanding number of ADRs and underlying Eligible Securities represented by such ADRs as of the end of the previous month pursuant to Article 20 of the ROC Guidelines for Handling Issuance and Offer of Overseas Securities by Issuers as amended on March 31, 2003 and from time to time thereafter (the "Overseas Offering Rules"); and

                (c) in the event that the Company increases its capital for cash or distributes stock dividends and the Depositary issues additional ADRs pursuant to Article 11 of the ROC Overseas Offering Rules, the Company shall within two days after issue of the additional ADRs announce to the public and file with the appropriate governmental and regulatory authorities in the ROC, all necessary and required information regarding issuance of the additional ADRs pursuant to the ROC Overseas Offering Rules.


                                   ARTICLE VI

                           AMENDMENT AND TERMINATION

     Section  6.01.  Amendment.  The  form of ADRs  and any  provisions  of this
                     ---------
Deposit Agreement may at any time and from time to time be amended by agreement between the Company and the Depositary without the consent of the Holders or Beneficial Owners of ADRs, provided, however, that any amendment that imposes or increases any fees or charges (other than taxes and other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or which otherwise prejudices any substantial existing right of Holders, will not take effect as to outstanding ADRs until the expiration of thirty (30) days after notice of any amendment has been given to the Holders of outstanding ADRs, and in any case, to the extent necessary to comply with applicable laws or regulations. Every Holder of an ADR or beneficial interest therein, at the time any amendment so becomes effective, will be deemed, by continuing to hold such ADR or beneficial interest therein, to consent and agree to such amendment and to be bound by this Deposit Agreement as amended thereby. In no event will any amendment impair the right of the Holder or Beneficial Owner of any ADR to surrender such ADR or beneficial interest therein and to receive therefor the Deposited Securities represented thereby, except to comply with mandatory provisions of applicable law.

     Section 6.02. Termination. The Depositary will at any time at the direction
                   -----------
of the Company terminate this Deposit Agreement by mailing notice of such termination to the Holders at least sixty (60) days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate this Deposit Agreement by mailing notice of such termination to the Company and the Holders then outstanding at least sixty (60) days prior to the date fixed in such notice of termination if, any time after sixty (60) days have expired after the Depositary will have delivered to the Company a written notice of its election to resign, a successor depositary will not have been appointed and accepted its appointment, in accordance with the terms of this Deposit Agreement.

     On and after the date of termination, the Holder of an ADR will, upon (a) surrender of such ADR, at the Principal Office, (b) payment of the fee of the Depositary for the surrender of ADRs referred to in this Deposit Agreement, and (c) payment of any applicable taxes or governmental charges, be entitled to delivery, to him or upon his order, of the amount of Deposited Securities represented by the ADSs evidenced by such ADR. If any ADRs remain outstanding after the date of termination of this Deposit Agreement, the Depositary thereafter will discontinue the registration of transfers of ADRs, will suspend the distribution of dividends to the Holder thereof and will not give any further notices or perform any further acts under this Deposit Agreement, except the collection of dividends and other distributions pertaining to the Deposited Securities, the sale of rights and other property and the delivery of underlying Eligible Securities together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs (after deducting, in each case, the fees of the Depositary for the surrender of an ADR and other expenses set forth in this Deposit Agreement and any applicable taxes or governmental charges).

     At any time after the expiration of six months from the date of termination, the Depositary may sell the Deposited Securities then held hereunder and may hold uninvested the net proceeds of such sale, together with any other cash, unsegregated and without liability for interest, for the pro rata benefit of the Holders of Receipts that have not theretofore surrendered their ADRs, such Holders thereupon becoming general creditors of the Depositary with respect to such net proceeds. After making such sale, the Depositary shall be discharged from all obligations under this Deposit Agreement except to account for net proceeds and other cash (after deducting, in each case, the fee of the Depositary and other expenses set forth herein for the surrender of an ADR and any applicable taxes or other governmental charges). The Company will not appoint any other depositary for issuance of ADRs so long as Citibank, N.A. is acting as Depositary under this Deposit Agreement. Upon termination of this Deposit Agreement, the Company will also be discharged from all obligations under this Deposit Agreement except for its obligations to the Depositary under Sections 5.06 and 5.10 hereof.

                                  ARTICLE VII

                                 MISCELLANEOUS

     Section 7.01.  Counterparts.  This Deposit Agreement may be executed in any
                    ------------
number of counterparts, each of which shall be deemed an original and all of such counterparts shall constitute one and the same instrument.

     Section 7.02. No Third Party  Beneficiaries.  This Deposit Agreement is for
                   -----------------------------
the exclusive benefit of the parties hereto (including the Holders) and shall not be deemed to give any legal or equitable right, remedy or claim whatsoever to any other person.

     Section  7.03.  Severability.  In case  anyone or more,  of the  provisions
                     ------------
contained in this Deposit Agreement or in the Receipts should be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein or therein shall in no way be affected, prejudiced or disturbed thereby.

     Section  7.04.  Holders  as  Parties;   Binding  Effect.  The  Holders  and
                     ---------------------------------------
Beneficial Owners from time to time shall be parties to this Deposit Agreement and shall be bound by all of the terms and conditions hereof and of the Receipts by acceptance thereof or any beneficial interest therein. Holders and Beneficial Owners of Original ADSs issued under the Original Deposit Agreement as heretofore in effect shall, from and after the date hereof, have all the rights and be subject to all the obligations of Holders and Beneficial Owners of ADSs hereunder.

     Section 7.05. Notices. Any and all notices to be given to the Company shall
                   -------
be deemed to have been duly given if personally delivered, or sent by mail, first class airmail postage prepaid, or air courier, or by cable, telex or facsimile transmission confirmed by letter sent by mail or air courier, addressed to Taiwan Semiconductor Manufacturing Company Limited, No. 121, Park Avenue III, Science-Based Industrial Park, Hsinchu Taiwan, Attention: Finance Department; facsimile number: (8863) 579-0893, or to any other address which the Company may specify in writing to the Depositary.

     Any and, all notices to be given to the Depositary shall be deemed to have been duly given if personally delivered, or sent by mail, first class, if overseas, airmail postage prepaid or air courier, or by cable, telex or facsimile transmission confirmed by letter sent by mail or air courier, addressed to Citibank, N.A., 111 Wall Street, New York, New York 10043,
Attention: ADR Department, or to any other address which the Depositary may specify in writing to the Company.

     Any and all notices to be given to any Holder shall be deemed to have been duly given if personally delivered, or sent by mail, first class airmail postage prepaid, or air courier, or by cable, telex or facsimile transmission confirmed by letter sent by mail or air courier, addressed to such Holder at the address of such Holder as it appears on the transfer books for Receipts of the Depositary, or, if such Holder shall have filed with the Depositary a written request that notices intended for such Holder be mailed to some other address, at the address designated in such request.

     Notice given as aforesaid (i) to the Company or the Depositary shall be deemed to be effected when received, and (ii) to a Holder by mail or by cable, telex or facsimile transmission shall be deemed to be effected at the time when a duly addressed letter containing the same (or a confirmation of in the case of a cable, telex or facsimile transmission) is deposited, first class airmail postage prepaid, in a post-office letter box. The Depositary or the Company may act upon any cable, telex or facsimile transmission received by it from the other or from any Holder, notwithstanding that such cable, telex or facsimile transmission shall not subsequently be confirmed as aforesaid.

     Section 7.06. Governing Law and Jurisdiction;  Appointment of Agent; Waiver
                   -------------------------------------------------------------
of Immunities.  This Deposit Agreement and the Receipts shall be interpreted and
-------------
all rights hereunder and thereunder and provisions hereof and thereof shall be governed by the law of the State of New York applicable to agreements made and to be performed in such State. With respect to the authorization and execution of this Deposit Agreement by the Company, such authorization and execution shall be governed by the laws of the ROC. Except as set forth in the following sentence, the Company and the Depositary agree that the federal courts in the State of New York shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute between them that may arise out of or in connection with this Agreement and, for such purposes, each irrevocably submits to the non-exclusive jurisdiction of such courts. In addition, the Company and the Depositary hereby agree that in the event that a Holder brings a suit, action or proceeding against (a) the Depositary in its capacity as Depositary under this Deposit Agreement or (b) against both the Company and the Depositary, in either case, in any state or federal court of the United States, and the Depositary has any claim, for indemnification or otherwise, against the Company arising out of the subject matter of such suit, action or proceeding, then the Depositary may pursue such claim against the Company in the state or federal court in the United States in which such suit, action or proceeding is pending and, for such purposes, the Company irrevocably submits to the non-exclusive jurisdiction of such courts.

     The Company irrevocably designates, appoints, and empowers CT Corporation System, with offices currently at 111 Eighth Avenue, 13th Floor, New York, New York 10011, as its authorized agent to receive and accept for and on its behalf, and its properties, assets and revenues, service of any and all legal process, summons, notices and documents that may be served in any suit, action or proceeding brought against the Company in any such federal or state court as described in the preceding paragraph. If for any reason such agent hereunder shall cease to be available to act as such, the Company agrees to designate a new agent in the United States of America on the terms and for the purposes of this Section 7.06 reasonably satisfactory to the Depositary. The Company further hereby irrevocably consents and agrees to the service of any and all legal process, summons, notices and documents in any such suit, action or proceeding against the Company, by serving a copy thereof upon the relevant agent for service of process referred to in this Section 7.06 (whether or not the appointment of such agent shall for any reason prove to be ineffective or such agent shall accept or acknowledge such service) with a copy mailed to the Company by registered or certified air mail, postage prepaid, to its address provided in Section 7.05. The Company agrees that the failure of any such agent to give any notice of such service to it shall not impair or affect in any way the validity of such service or any judgment rendered in any action or proceeding based thereon. The Company irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings brought in any court as provided in the preceding paragraph and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

     To the extent that the Company or any of its properties, assets or revenues may have or may hereafter become entitled to, or have attributed to the Company, any right of immunity, on the grounds of sovereignty or otherwise, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from setoff or counterclaim, from the jurisdiction of any ROC court or any court as provided in the first paragraph of this Section, from service of process, from attachment upon or prior to judgment, from attachment in aid of execution of judgment, or from execution of judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of any judgment, in any such court in which proceedings may at any time be commenced, with respect to the obligations and liabilities of the Company, or any other matter under or arising out of or in connection with this Deposit Agreement to the extent provided in the first paragraph of this Section, the Company hereby irrevocably and unconditionally waives or will waive such right to the extent permitted by law, and agrees not to plead or claim, any such immunity and consents to such relief and enforcement.

     The provisions of this Section 7.06 shall survive any termination of this Deposit Agreement, in whole or in part.

     Section  7.07.  Compliance  with  U.S.  Securities  Laws.   Notwithstanding
                     ----------------------------------------
anything in this Deposit Agreement or the Receipts to the contrary, the Company and the Depositary each agrees that it will not exercise any rights it has under this Deposit Agreement to prevent the withdrawal or delivery of Deposited Securities in a manner which would violate the U.S. securities laws, including, but not limited to, Instruction I.A.(1) of the General Instructions to Form F-6, as amended from time to time, under the Securities Act,

     Assignment. This Deposit Agreement may not be assigned by either the Company or the Depositary.

     IN WITNESS WHEREOF, TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED and CITIBANK, N.A. have duly executed this Deposit Agreement as of the day and year first above set forth and all Holders shall become parties hereto upon acceptance by them of Receipts issued in accordance with the terms hereof or upon acquisition of any interest in such Receipts.

                                        TAIWAN SEMICONDUCTOR
                                        MANUFACTURING COMPANY LIMITED


                                        By:  Morris Chang, Chairman


                                        Acting through:
                                                        ------------------------
                                                        Name: Harvey H.W. Chang
                                                        Title:  Attorney-in-fact



                                        CITIBANK, N.A.



                                        By:
                                           -------------------------------------
                                            Name:
                                            Title:   Vice President

                                                                       EXHIBIT A

Number __________                                   (CUSIP Number _____________)

                                        American Depositary Shares (One American
                                Depositary Share Representing, or Evidencing the
                                    Right to Receive, Five (5) Fully Paid Common
                                              Shares, Par Value NT$10 Per Share)


                               [FORM OF FACE OF]

                          AMERICAN DEPOSITARY RECEIPT

                                   evidencing

                           AMERICAN DEPOSITARY SHARES

               representing, or evidencing the right to receive,

                    COMMON SHARES, PAR VALUE NT$10 PER SHARE

                          (Par Value NT$10 Per Share)

                                       of

               TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

                        (Incorporated under the laws of
                             the Republic of China)

     CITIBANK, N.A., a national banking association organized and existing under the laws of the United States of America, as depositary (the "Depositary"), hereby certifies that [___________________________________________], or registered assigns, is the record owner of [_________________________________]
American Depositary Shares representing deposited, validly issued and fully paid common shares, par value NT$10 per share ("Shares"), or evidence of rights to receive such Shares, of TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED, a corporation organized under the laws of the Republic of China (the "Company"). At the date hereof, each American Depositary Share represents, or evidences the right to receive, five (5) Shares deposited under the Deposit Agreement (as hereafter defined) with the Custodian, which at the date of execution of the Deposit Agreement is Citibank, N.A. Taipei Branch (the "Custodian"). The address of the Principal Office of the Depositary is 111 Wall Street, 5th Floor, New York, New York 10005.

     (1) "The Deposit Agreement". This American Depositary Receipt is one of the
         -----------------------
receipts (the "Receipts") executed and delivered pursuant to the Amended and Restated Deposit Agreement dated as of June 7, 2000 (as amended from time to time, the "Deposit Agreement"), by and among the Company, the Depositary and all Holders and Beneficial Owners of Receipts, from time to time, each of whom by accepting a Receipt or acquiring any beneficial interest therein, agrees to become a party thereto and becomes bound by all terms and provisions thereof and hereof. The Deposit Agreement sets forth the rights of Holders and the rights and duties of the Depositary in respect of the Eligible Securities deposited thereunder and any and all other securities, property and cash from time to time received in respect of such Eligible Securities and held thereunder (such Eligible Securities, securities, property and cash, collectively, the "Deposited Securities"). Copies of the Deposit Agreement are on file at the Depositary's Principal Office, at the principal office of the Custodian and at any other designated transfer office. The statements made in this Receipt are summaries of certain provisions of the Deposit Agreement and are qualified by and subject to the detailed provisions of the Deposit Agreement, to which reference is hereby made. The Depositary makes no representation or warranty as to the validity or worth of the Deposited Securities. Capitalized terms defined in the Deposit Agreement and not otherwise defined herein have the same defined meanings set forth in the Deposit Agreement.

     (2) "Withdrawal of Deposited Securities". Upon (i) surrender at the
         ------------------------------------
Principal Office of a Receipt for the purpose of withdrawal of the Deposited Securities represented by the ADSs evidenced by such Receipt, (ii) payment of the fees of the Depositary for the surrender of Receipts, including the charges of the Depositary for the making of withdrawals and cancellation of Receipts (as set forth in Exhibit B hereto), governmental charges and taxes payable in connection with such surrender and withdrawal, (iii) delivery to the Depositary of written instructions of the Holder for delivery of the Deposited Securities represented thereby and (iv) delivery by the Holder to the Depositary of any and all certifications necessary to allow the Company to comply with applicable ROC law reporting requirements, duly completed by or on behalf of the Beneficial Owner(s) of the ADSs surrendered for withdrawal (unless the Depositary is otherwise instructed by the Company), and subject to the terms and conditions of the Deposit Agreement, the clearing procedures of the Registrar and the Articles of Incorporation of the Company and to the provisions of or governing the Deposited Securities, the Holder of such Receipt will be entitled to delivery to him or to his order of the amount of Deposited Securities at the time represented by the ADS or ADSs evidenced by such Receipt, subject to temporary delays caused by the closing of the transfer books of the Depositary or the Company in connection with voting at a shareholders' meeting or the payment of dividends or rights offering. Such delivery of Deposited Securities shall be made, as hereinafter provided, without unreasonable delay. Any Holder or other person requesting withdrawal of Deposited Securities against delivery of ADRs must deliver to the Depositary a written order containing delivery instructions to such effect. The forwarding of share certificates, other securities, property, cash and other documents of title for such delivery will be at the risk and expense of the Holder.

     Holders will be entitled to withdraw the Deposited Securities at any time subject only to (i) temporary delays caused by the closing of the transfer books of the Depositary or the register of shareholders of the Company in connection with voting at a shareholders meeting or the payment of dividends or rights offering, (ii) the payment of fees, taxes and similar charges and (iii) compliance with any laws or governmental regulations relating to the Receipts or to the withdrawal of Deposited Securities. The Depositary and the Company have been advised that under current ROC law, only Shares represented by the ADSs may be withdrawn by Holders. Upon surrender of Receipts at the Principal Office and upon payment of any fees, expenses, taxes or other governmental charges as provided hereunder, subject to the terms of the Deposit Agreement, and the transfer restrictions applicable to the Eligible Securities, if any, Holders may request that the Deposited Securities represented by such Holders Receipts be sold on such Holder's behalf. The Depositary and the Company have been advised that under current ROC law, the Shares deposited in connection with the Offering may not be withdrawn for a period of three months from the closing of the Offering.

     Any Holder requesting a sale of Deposited Securities as set forth above may be required by the Depositary to deliver, or cause to be delivered, to the Depositary a written order requesting the Depositary to sell, or cause to be sold, such Deposited Securities. Any such sale of Deposited Securities will be conducted in accordance with applicable ROC law through a securities company in the ROC on the TSE or in such other manner as is or may be permitted under applicable ROC law. Any such sale of Deposited Securities will be at the expense and risk of the Holder requesting such sale. The Depositary and the Company have been advised that under current ROC law, the Shares deposited in connection with the Offering may not be sold for a period of three months from the closing of the Offering.

     Upon receipt of any proceeds from any such sale, the Depositary shall, subject to any restrictions imposed by ROC law and regulations, and as provided hereunder, convert or cause to be converted any such proceeds into U.S. dollars and distribute any such proceeds to the Holders entitled thereto after deduction or payment of any fees, expenses, taxes or governmental charges incurred in connection with such sale, as provided under the Deposit Agreement. Any such sale may be subject to ROC taxation on capital gains, of any, and will be subject to a securities transaction tax. The ROC currently does not impose tax on capital gains arising from ROC securities transactions, but there can be no assurance that a capital gains tax on ROC securities transactions will not be imposed in the future or as to the mariner in which any ROC capital gains tax in respect of a sale of Deposited Securities would be imposed or calculated.

     A Receipt surrendered or written instructions received for such purpose may be required by the Depositary to be properly endorsed in blank or accompanied by properly executed instruments of transfer in blank. Any Holder or other person requesting withdrawal of Deposited Securities at delivery of ADRs must deliver to the Depositary a written order containing delivery instructions directing the Depositary to cause the Deposited Securities being withdrawn to be either electronically delivered or physically delivered, if available, to or upon the written order of a person or persons designated in such instructions.

     Upon the, receipt of such instructions and compliance with the terms of
Section 2.06 of the Deposit Agreement, the Depositary shall direct the Custodian to deliver to the principal office of such Custodian or electronically transfer, as described above, in each case, subject to Sections 2.07, 3.01 and 3.02 and to the other terms and conditions of the Deposit Agreement, the clearing procedures of the Registrar and the Articles of Incorporation of the Company, and to the provisions of or governing the Deposited Securities and other applicable laws, now or hereafter in effect, to or upon the written order of the person or persons designated in such written instructions, the Deposited Securities except that the Depositary may make delivery to such person or persons at the Principal Office of the Depositary of any cash dividends or distributions with respect to the Deposited Securities or of any proceeds of sale of any dividends, distributions or rights with respect to the Deposited Securities, which may at the time be held by the Depositary.

     If permitted by ROC law, at the request, risk and expense of any Holder so surrendering a Receipt or submitting such written instruction for delivery, and for the account of such Holder, provided that payment of any applicable tax or other governmental charge shall have been made in accordance with Section
3.02 of the Deposit Agreement, the Depositary shall direct the Custodian to forward any cash or other property or securities, and forward a certificate or certificates and other proper documents of title, if any, for the Deposited Securities represented by the ADSs evidenced by such Receipt to the Depositary for delivery at the Principal Office. Such direction shall be given by letter or, at the request, risk and expense of such Holder, by air courier, cable, telex or facsimile transmission.

     The Depositary will only honor requests for withdrawal of whole numbers of Eligible Securities or other Deposited Securities. In the case of a surrender of a Receipt representing other than a whole number of Eligible Securities or Deposited Securities, the Depositary shall cause ownership of the appropriate whole number of Shares or Deposited Securities to be delivered in accordance with the terms hereof, and shall, at the discretion of the Depositary, either
(i) return to the person surrendering such Receipts the number of ADSs representing any remaining fractional Deposited Securities or (ii) sell or cause to be sold the Deposited Securities represented by the ADS(s) so surrendered and remit the proceeds of such sale (net of (a) applicable fees and charges of, and expenses incurred by, the Depositary and (b) taxes withheld) to the person surrendering the Receipts. Trading restrictions on the TSE may result in the price per Share or any lot of Shares other than in an integral multiple of 1,000 Shares being lower than the price of Shares in lots of integral multiples of 1,000 Shares.

     (3) "Transfers, Split-ups and Combinations". The Depositary, subject
         ---------------------------------------
to the terms and conditions of the Deposit Agreement and any Receipt, shall promptly register, or cause the Registrar to register, transfers of any such Receipt on its transfer books maintained for such purpose, upon any surrender at the Principal Office of the Depositary of such Receipt by the Holder thereof in person or by duly authorized attorney, properly endorsed or accompanied by proper instruments of transfer (including signature guarantees in accordance with standard industry practice and, in the case of any Receipt in physical, certificated form, the full and accurate completion of any endorsements appearing on such Receipt relating to compliance with the applicable restrictions on transfer thereof) and duly stamped as may be required by any applicable law of the State of New York or of the United States or of the ROC. Upon payment to the Depositary of the fees and charges set forth in Exhibit B hereto, the Depositary shall execute a new Receipt or Receipts and deliver the same to or upon the order of the person entitled thereto, subject to receipt of any certifications by such person as the Depositary and the Company may require in order to comply with applicable laws. The Depositary may close the transfer books at any time or from time to time when deemed necessary by it in connection with the performance of its duties under the Deposit Agreement or at the written request of the Company. In connection with any split-up or combination of Receipts pursuant to this paragraph, the Depositary shall not be obligated to obtain any certification or endorsement otherwise required by the terms of the Deposit Agreement.

     The Depositary, subject to the terms and conditions of the Deposit Agreement and any Receipt, shall, upon surrender of a Receipt or Receipts for the purpose of effecting a split-up or combination of such Receipt or Receipts and upon payment to the Depositary of the fees and charges set forth in Exhibit

B hereto, cancel such Receipts and execute and deliver a new Receipt or Receipt in the name of the same Holder for any authorized number of ADSs requested, evidencing the same aggregate number of ADSs as the Receipt or Receipts surrendered.

     Upon any change in nominal or par value, split-up, consolidation or other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, and upon the Depositary having obtained specific regulatory approval, if necessary, for the issuance of additional ADSs from the appropriate governmental entity in the ROC, any securities which shall be received by the Depositary or the Custodian in exchange for, in conversion of, or in respect of Deposited Securities will be treated as new Deposited Securities under the Deposit Agreement, and the ADSs shall thenceforth represent, in addition to the existing Deposited Securities, the right to receive the new Deposited Securities so received in exchange in conversion, unless additional ADRs are delivered pursuant to the following sentence. In any such case, the Depositary may, after consultation with the Company, and will, if the Company so requests, execute and deliver additional Receipts as in the case of a distribution in Eligible Securities, or call for the surrender of outstanding receipts to be exchanged for new Receipts specifically describing such new Deposited Securities. Furthermore, the Company and the Depositary shall determine whether any amendments to the terms of the Deposit Agreement are required in any such case.

     (4) "Pre-Conditions to Registration, Transfer, Etc." As a condition
         ------------------------------------------------
precedent to the execution and delivery, registration, registration of transfer, split-up, combination or surrender of any ADR or withdrawal of any Deposited Securities, the Depositary, the Custodian or the Registrar may require payment from the persons presenting the ADR or the depositor of Eligible Securities of a sum sufficient to reimburse it for any tax or other governmental charge, and any stock transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to Eligible Securities being deposited or withdrawn) and payment of any applicable fees payable by the Holders and Beneficial Owners. The Depositary may refuse to deliver ADRs, to register the transfer of any ADR or to make any distribution on, or related to, the Eligible Securities until it has received such proof of citizenship or residence, or other information as it may deem necessary or proper, or as the Company may require by written request to the Depositary. The delivery, transfer, registration of transfer of outstanding ADRs and surrender of ADRs generally may be suspended or refused during any period when the transfer books of the Depositary, the Company or the Company's share registrar are closed or if any such action is deemed necessary or advisable by the Depositary or the Company, at any time or from time to time.

     The delivery of Receipts against, or adjustments in the records of the Depositary to reflect deposits of Eligible Securities generally or of particular Eligible Securities may be suspended or withheld, or the registration of transfer of Receipts in particular instances may be refused, or the registration of transfer generally may be suspended, or the surrender of outstanding Receipts, or the receipt of written instructions from any person having a beneficial interest in any Receipt for the purpose of withdrawal of Deposited Securities may be suspended, during any period when the transfer books of the Depositary or the register of shareholders of the Company are closed, or if any such action is deemed necessary or advisable by the Company or the Depositary in good faith at any time or from time to time. Notwithstanding any other provision of the Deposit Agreement or the Receipts to the contrary, the surrender of outstanding Receipt and withdrawal of Deposited Securities may not be suspended, except as permitted in General Instruction I.A.(1) to Form F-6 (as such instruction may be amended from time to time) under the Securities Act.

     In furtherance and not in limitation of the foregoing, the Depositary shall not, and it shall instruct the Custodian not to (i) accept for deposit under Section 2.03 of the Deposit Agreement Eligible Securities which the Depositary, the Custodian or the Company has reason to believe (and in the case of the Custodian or the Company, such belief shall have been communicated to the Depositary) are Restricted Securities, or permit such Eligible Securities to be used to satisfy any person's obligation with respect to transactions contemplated by Section 5.11 of the Deposit Agreement; or (ii) accept for (w) deposit under Section 2.03 thereof, (x) transfer or exchange under Section 2.05 thereof, (y) cancellation under Section 2.06 thereof or (z) delivery in satisfaction of any person's obligation with respect to transactions contemplated by Section 5.11 thereof, depositary receipts representing Eligible Securities which are Restricted Securities.

     Subject to Section 5.11 of the Deposit Agreement, the Depositary may issue Receipts against evidence of rights to receive Eligible Securities from the Company, or any custodian, registrar, transfer agent, clearing agency or other entity involved in ownership or transaction records in respect of the Eligible Securities. Such evidence of rights shall consist of written blanket or specific guarantees of ownership of Eligible Securities furnished on behalf of the holder thereof, subject to applicable ROC law.

     Without limitation of the foregoing, the Depositary shall not knowingly accept for deposit under the Deposit Agreement any Eligible Securities or other Deposited Securities required to be registered pursuant to the provisions of the Securities Act, unless a registration statement under the Securities Act is in effect as to such Eligible Securities or other Deposited Securities, or any Eligible Securities or Deposited Securities the deposit of which would violate any provisions of the Articles of Incorporation of the Company. Also without limitation of the foregoing, the Depositary will comply with written instructions of the Company (received by the Depositary reasonably in advance) not to accept for deposit under the Deposit Agreement any Eligible Securities identified in such instructions at such times and under such circumstances as may reasonably be specified in such instructions in order to facilitate the Company's compliance with the securities laws of the United States and other jurisdictions.

     (5) "Liability of Holders for Taxes and Other Charges". If any tax,
         --------------------------------------------------
duty or other governmental charge, shall become payable by the Custodian, or the Depositary with respect to any ADR or any Deposited Securities represented by the ADSs evidenced by such ADR, such tax or other governmental charge shall be payable by the Holder or Beneficial Owner thereof to the Depositary. The Depositary may refuse to effect any transfer of such ADR or any withdrawal of Deposited Securities underlying such ADR until such payment is made, and may withhold any dividends or other distributions, or may sell for the account of the Holder thereof any part or all of the Deposited Securities underlying such ADR, and may apply such dividends or other distributions or the proceeds of any such sale to pay any such tax or other governmental charge and the Holder or Beneficial Owner thereof will remain liable for any deficiency.

     Although in certain circumstances ROC income tax imposed on certain stock dividends distributed by the Company may be deferred until the sale or other disposition of such stock dividends, the Depositary will elect to waive the deferral of income tax on such stock dividends.

     (6)  "Representations  and Warranties on Deposit,  Transfer,  Surrender and
          ----------------------------------------------------------------------
Withdrawal".  Each person presenting  Eligible  Securities for deposit under the
-----------
Deposit Agreement shall be deemed thereby to represent and warrant that (i) such Eligible Securities and each certificate therefor, are duly and validly authorized, issued and outstanding, fully paid and non-assessable and free of any preemptive rights and (ii) the person making such deposit is duly authorized so to do. Such representations and warranties shall survive the deposit and withdrawal of Eligible Securities and the issuance or cancellation of Receipts or adjustments in the Depositary's records in respect thereof.

     Each person depositing Eligible Securities, taking delivery of or transferring Receipts or any beneficial interest therein, or surrendering Receipts or any beneficial interest therein and withdrawing Eligible Securities under the Deposit Agreement shall be deemed thereby to represent and warrant that such Eligible Securities or Receipts are not Restricted Securities and that any such deposit, transfer or surrender and withdrawal is not restricted under the Securities Act and is in accordance with the applicable restrictions and conditions on transferability set forth in the Deposit Agreement, in each case in accordance with any applicable securities laws of any State of the United
States. Such representations and warranties shall survive any such deposit, transfer or surrender and withdrawal of the Eligible Securities or the Receipts or beneficial interest therein. If any representation or warranty deemed made pursuant to this paragraph is false in any way, the Company and the Depositary shall be authorized, at the cost and expense of the person deemed to have made such representation or warranty, to take any and all actions necessary to correct the consequences thereof.

     (7)  "Filing  Proofs,  Certificates  and  Other  Information".  Any  person
          --------------------------------------------------------
presenting Eligible Securities for deposit or any Holder may be required from time to time (a) to file with the Depositary or the Custodian such proof of citizenship, residence, taxpayer status, exchange control approval, payment of all applicable taxes or other governmental charges, compliance with all
applicable  laws,   regulations,   and  provisions  of  or  governing  Deposited
Securities, and the terms of the Deposit Agreement, and legal or beneficial ownership of Receipts, Deposited Securities and other securities, and the nature of such interest, (b) to provide information to the Depositary or Custodian relating to the registration on the books of the Company (or the Eligible Securities Registrar) of the Eligible Securities presented for deposit other information, (c) to execute such certificates and (d) to make such representations and warranties as the Depositary may deem necessary or proper or as the Company may reasonably require by written request to the Depositary consistent with its obligations thereunder. The Depositary and the Registrar, as applicable, may, and at the reasonable request of the Company shall, withhold the delivery or registration of transfer of all or part of any Receipt, or the delivery of any dividend or other distribution or of rights or of the net proceeds of the sale thereof or the delivery of any Deposited Security, or may refuse to adjust its records, until the foregoing is accomplished to the Depositary's and the Company's satisfaction, subject to Section 7.07 of the Deposit Agreement. The Depositary shall, upon the Company's written request, provide to the Company in a timely manner copies of any such proofs and certificates and such written representations and warranties that it receives.

     (8) "Charges of  Depositary".  The Depositary will charge any party (i) who
         ------------------------
makes a deposit of the Eligible Securities or to whom ADRs are issued, (ii) who surrenders an ADR for the purpose of delivery or withdrawal of deposited Eligible Securities or other Deposited Securities and (iii) to whom a distribution of Eligible Securities pursuant to an exercise of rights or other free distributions of Eligible Securities (other than with respect to stock splits or dividends) is made, a fee of up to $0.05 for each ADS (or fraction thereof) issued or surrendered and a fee of up to $0.02 for each ADS (or fraction thereof) for any cash distribution (other than with respect to dividends) made pursuant to the Deposit Agreement. The Company will pay such expenses, fees or charges of the Depositary and those of the Registrar, if any, as are agreed to in a written agreement between the Company and the Depositary, except for taxes and other governmental charges, any applicable share transfer, custody and registration fees on deposit, withdrawal, or transfer of Eligible Securities, certain cable, telex, facsimile transmission and delivery charges and such expenses as are incurred by the Depositary in the conversion of foreign currency into U.S. dollars, and in connection with compliance with foreign exchange control regulations, which shall be payable by Holders.

     (9) "Title to Receipts".  Subject to any limitations set forth in a Receipt
         -------------------
or in the Deposit Agreement, when properly endorsed or accompanied by properly executed instruments of transfer (including signature guarantees in accordance with standard industry practice), title to such Receipt (and to the American Depositary Shares evidenced thereby) shall be transferable by delivery with the same effect as in the case of a negotiable instrument under the laws of the State of New York; provided, however, that the Company and the Depositary, notwithstanding any notice to the contrary, may deem and treat the registered Holder of a Receipt as the absolute owner thereof for any purpose, including but not limited to the purpose of determining the person entitled to distribution of dividends or other distributions or to any notice provided for in the Deposit Agreement, and neither the Depositary nor the Company shall have any obligation or be subject to any liability under the Deposit Agreement to any Beneficial Owner of a Receipt unless such Beneficial Owner is the registered Holder thereof. The ADRs are transferable on the books of the Depositary, provided that the Depositary may close the transfer books at any time when deemed necessary by it in connection with the performance of its duties under the Deposit Agreement or at the written request of the Company.

     (10) "Validity of Receipt". This Receipt shall be (i) dated, (ii) signed by
          ---------------------
the manual or facsimile signature of a duly authorized signatory of the Depositary, (iii) countersigned by the manual or facsimile signature of a duly authorized signatory of the Registrar, and (iv) registered in the books maintained by the Registrar for the registration of issuances and transfers of Receipts. Neither this Receipt nor any ADS evidenced hereby shall be entitled to any benefits under the Deposit Agreement or be valid or enforceable for any purpose against the Depositary or the Company, unless it shall have been so dated, signed, countersigned and registered. If this Receipt bears the facsimile signature of a duly-authorized signatory of the Depositary or the Registrar, who at the time of signature was a duly authorized signatory of the Depositary or the Registrar, as the case may be, this Receipt shall bind the Depositary, notwithstanding the fact that such signatory has ceased to be so authorized prior to the delivery of this Receipt by the Depositary.

     This Receipt may be endorsed with or have incorporated in the text thereof such legends or recitals or changes, including requirements with respect to registration of transfer, not inconsistent with the Deposit Agreement (i) as may be necessary to enable the Depositary to perform its obligations thereunder,
(ii) as may be required to comply with any applicable laws or regulations, in order for the ADSs to meet any listing requirements or other rules or regulations of the New York Stock Exchange or any other exchange or stock quotation system upon which the ADSs may be listed, traded or quoted or to conform with any usage with respect to such laws, regulations, requirements or rules, (iii) as may be necessary to indicate any special limitations of restrictions to which any particular Receipts of ADSs are subject by reason of the date or manner of issuance or type of the underlying Deposited Securities or otherwise, or (iv) as may be required by any book-entry system in which the ADSs are held.

     The Share ADSs and the Temporary ADSs shall each bear a separate and distinct CUSIP number that is different from the CUSIP number that is different from one another and from any CUSIP number, that was, is or may be assigned, to any depositary receipts previously or subsequently issued pursuant to any other arrangement between the Depositary (or any other depositary) and the Company which are not Receipts issued thereunder and are Restricted Securities.

     (11)  "Disclosure  of  Beneficial  Ownership".  Notwithstanding  any  other
           ---------------------------------------
provision of the Deposit Agreement, the Company and the Depositary may from time to time request Holders or former Holders to provide information as to the capacity in which they own or owned Receipts or own or owned such beneficial interest and regarding the identity of any other persons then or previously interested in such Receipts and the nature of such interest and various other matters. Each such Holder agrees to provide any such information requested by the Company or the Depositary pursuant to this paragraph whether or not such person is still a Holder at the time of such request. The Depositary agrees to use reasonable efforts to comply with the reasonable written instructions from the Company requesting that the Depositary forward any such requests to registered Holders or former registered Holders and to forward to the Company any responses to such requests received by the Depositary; provided, that nothing herein or in the Receipts shall be interpreted as obligating the Depositary to provide or obtain any information not so provided by such Holders or former Holders. Each Holder further agrees to make such disclosure of interests in Eligible Securities of the Company as may be required to be made by such Holder under any laws, regulations or codes of practice applicable in the ROC or any other jurisdiction whether or not the same may be enforceable against such Holder.

     (12) "Ownership  Restrictions".  Notwithstanding any other provision of the
          -------------------------
Deposit Agreement, the Company may restrict transfers of the Eligible Securities or securities convertible into Shares where the Company informs the Depositary that such transfer might result in ownership of Eligible Securities exceeding the limits imposed by applicable laws of the ROC, regulations and rules of the SFC or the TSE, or the Company's Articles of Incorporation. The Company may also restrict in such manner as it deems appropriate, transfers of the ADSs where such transfer may result in the total number of Deposited Securities, or securities convertible into Shares represented by the ADSs beneficially owned by a single Holder to exceed such limits. The Company may, in its sole discretion, instruct the Depositary to take action with respect to the ownership interest of any Holder in excess of the limitation set forth in the preceding sentence, including but not limited to a mandatory sale or disposition on behalf of a Holder of the Deposited Securities represented by the ADSs held by such Holder in excess of such limitations, if and to the extent such disposition is permitted by any applicable law. The Depositary shall use its reasonable efforts to comply with the written instructions of the Company as provided in this paragraph.

     As of the date hereof, there are no such limitations affecting ownership of Eligible Securities imposed by applicable laws of the ROC, regulations and rules of the SFC or the TSE, the Articles of Incorporation of the Company or any provisions of or governing Deposited Securities.

     (13)  "Compliance  with Information  Requests".  Notwithstanding  any other
           ----------------------------------------
provision of the Deposit Agreement, each Holder agrees to comply with requests from the Company pursuant to applicable U.S. and ROC laws or regulations and any stock exchange on which the Eligible Securities are, or will be, registered, traded or listed or the Articles of Incorporation of the Company, which are made to provide information, inter alia, as to the capacity in which such Holder owns Receipts (and Deposited Securities) and regarding the identity of any other person interested in such Receipts and the nature of such interest, and the Depositary agrees to use its reasonable efforts to comply with written instructions received from the Company requesting that the Depositary forward any such request from the Company to the Holder and to forward to the Company any such responses to such requests received by the Depositary.

     (14)  "Available  Information".  The  Company is  currently  subject to the
           ------------------------
periodic reporting requirements of the Exchange Act and, accordingly, files certain reports with the Commission. These public reports can be inspected by Holders and copied at the public reference facilities maintained by the Commission located at the date of the Deposit Agreement at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.




Dated: ________, 2003


                                        CITIBANK, N.A., as Depositary

Countersigned:

By: ________________________
     Authorized Signatory

                          [FORM OF REVERSE OF RECEIPT]

                         SUMMARY OF CERTAIN ADDITIONAL
                      PROVISIONS OF THE DEPOSIT AGREEMENT

     (15)   "Distributions  Upon  Deposited   Securities".   Subject  always  to
            ---------------------------------------------
applicable laws, whenever the Custodian or the Depositary receives any cash dividend or other cash distribution by the Company in respect of any Deposited Securities, the Depositary shall, subject to the provisions of Section 4.05 of the Deposit Agreement, promptly convert or cause such dividend or distribution to be converted into U.S. dollars and shall promptly distribute such amount to the registered Holders entitled thereto, as of the record date fixed pursuant to
Section 4.06 thereof, in proportion to the number of ADSs representing such Deposited Securities held by them respectively, after deduction or upon payment of the fees and expenses of the Depositary (and without liability for interest); provided, however, that in the event that the Company, the Custodian and the Depositary shall be required to withhold and does withhold, subject to Section
4.10 thereof, from any cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes or other governmental charges, the amount distributed to the Holder in respect of ADSs representing such Deposited Securities shall be reduced accordingly. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any Holder a fraction of one cent, and any balance not so distributable shall be held by the Depositary (without liability for interest thereon) and shall be added to and become part of the next sum received by the Depositary for distribution to Holders then outstanding.

     Subject always to applicable laws, if the Company declares a dividend in, or free distribution of, Eligible Securities, the Depositary may, and will if the Company so requests, distribute to the Holders entitled thereto, in proportion to the number of ADSs evidenced by the Receipts held by them respectively, additional Receipts evidencing an aggregate number of ADSs that represents the amount of Eligible Securities received as such dividend or free distribution, subject to the terms and conditions of the Deposit Agreement with respect to the deposit of Eligible Securities and the issuance of ADSs evidenced by Receipts, including the withholding of any tax or other governmental charge, the sale of all or a portion of the Eligible Securities received as such dividend or free distribution to pay such tax or other governmental charge and the payment of the fees of the Depositary. In lieu of delivering Receipts for fractional ADSs in the event of any such dividend or free distribution, the Depositary will sell the amount of Eligible Securities represented by the aggregate of such fractions and distribute the net proceeds in U.S. dollars, all in the manner and subject to the conditions described in Section 4.01 of the Deposit Agreement. If additional Receipts are not so distributed (except pursuant to the preceding sentence), or such change in the records of the Depositary is not made, each American Depositary Share will thenceforth also represent the additional Eligible Securities distributed upon the Deposited Securities represented thereby subject to applicable ROC law. In making any distribution on the Deposited Securities, the Depositary also may request payment from all Holders and Beneficial Owners in lieu of withholding any tax, or government charge which may be payable in connection with such distribution.

     If the Company offers or causes to be offered to the holders of any Eligible Securities any rights to subscribe for additional Eligible Securities or any rights of any other nature, the Company shall inform the Depositary prior to the proposed distribution stating whether or not it wishes such rights to be made available to Holders of ADSs. Upon receipt of a notice indicating that the Company wishes such rights to be made available to Holders of ADSs, the Depositary shall consult with the Company to determine, and the Company shall assist the Depositary in its determination, whether it is lawful and reasonably practicable to make such rights available to the Holders. To the extent that any distribution of rights is made to Holders, such distribution shall be made in proportion to the number of ADSs evidenced by the Receipts held by them respectively. The Depositary shall make such rights available to Holders only if
(i) the Company shall have timely requested that such rights be made available to Holders, (ii) the Depositary shall have received opinions of ROC and US Counsel and such other lawfulness of making the rights available to such Holders, and (iii) the Depositary shall have determined that such distribution of rights is reasonable practicable. In the event all conditions set forth above are satisfied, the Depositary after consultation with the Company, will have discretion as to the procedure to be followed in making such rights available to any Holders. In the event the conditions set forth above are not satisfied, the Depositary, after consultation with the Company, will have the discretion as to the procedure to be followed in disposing of such rights for the benefit of any Holders and making the net proceeds available in U.S. dollars to such Holders; provided, however, that, or if by the terms of such rights offering or for any other reason, the Depositary may not either make such rights available to any Holders or dispose of such rights and make the net proceeds available to such Holders, then the Depositary shall allow the rights to lapse; provided, further, that the Depositary may in its discretion after consultation with the Company, and shall at the request of the Company, if the Depositary determines (which determination may be based on opinions of ROC and U.S. counsel that the Company will provide if requested by the Depositary) that it is lawful and flexible make available in proportion to the number of ADSs held by such Holder, warrants or other instruments therefor in such form as it deems appropriate. If the Depositary determines in its discretion that it is not lawful and feasible to make such rights available to all or certain Holders, it may sell the rights, warrants or other investments in proportion to the number of ADSs held by the Holders to whom it has determined it may not lawfully or feasibly make such rights available, and allocate the net proceeds of such sales for the account of such Holders otherwise entitled to such right, warrants or other instruments, upon an averaged or other practical basis without regard to any distinctions among such Holders because of exchange restrictions or the date of delivery of any Receipt or Receipts, or otherwise. If the Depositary determines that it is not lawful or feasible to make any such rights available to ADR holders, or to sell any such rights as described above, the Depositary will allow such rights to lapse.

     In circumstances in which rights would not otherwise be distributed, if a Holder requests the distribution of warrants of other instruments in order to exercise the rights allocable to the ADSs of such Holder, the Depositary shall make such rights available to such Holder upon written notice from the Company to the Depositary that (a) the Company has elected in its sole discretion to permit such rights to be exercised, and (b) such Holder has executed such documents as the Company has determined in its sole discretion are reasonably required under applicable law. Upon instruction pursuant to such warrants or other instruments to the Depositary from such Holder to exercise such rights, upon payment by such Holder to the Depositary for the account of such Holder of an amount equal to the purchase price of the Eligible Securities to be received in exercise of the rights, and upon payment of the fees of the Depositary as set forth in such warrants or other instruments, the Depositary will, on behalf of such Holder, exercise the rights and purchase the Eligible Securities, and the Company shall cause the Eligible Securities so purchased to be delivered to the Depositary on behalf of such Holder. As agent for such Holder, the Depositary will cause the Eligible Securities so purchased to be deposited and will execute and deliver Receipts to such Holder, pursuant to the Deposit Agreement.

     Notwithstanding anything to the contrary in Section 4.03 of the Deposit Agreement, the Depositary will not offer rights to Holders unless both the rights and the securities to which such rights relate are either exempt from registration under the Securities Act with respect to a distribution to all Holders or are registered under the provisions of the Securities Act; provided that nothing in the Deposit Agreement will create, or be construed to create, any obligation on the part of the Company to file a registration statement with respect to such rights or underlying securities or to endeavor to have such a registration statement declared effective. If a Holder requests the distribution of warrants or other instruments, notwithstanding that there has been no such registration under the Securities Act, the Depositary will not effect such distribution unless it has received an opinion from recognized counsel in the United States for the Company upon which the Depositary may rely that such distribution to such Holder is exempt from such registration. The Depositary will not be responsible for any failure to determine whether it may be lawful or feasible to make such rights available to Holders in general or any Holder in particular.

     Subject always to applicable laws, whenever the Depositary shall receive any distribution other than cash, Eligible Securities or rights in respect of the Deposited Securities, the Depositary will cause the securities or property received by it to be distributed to the Holders entitled thereto, as of record date fixed pursuant to Section 4.06 of the Deposit Agreement, after deduction or upon payment of any fees and expenses of the Depositary or any taxes or other governmental charges, in proportion to their holdings, respectively, in any manner that the Depositary may reasonably deem equitable and practicable for accomplishing such distribution; provided, however, that, if in the opinion of the Depositary, such distribution cannot be made proportionately among the Holders entitled thereto, or if for any other reason (including, but not limited to, any requirement that the Company or the Depositary withholds an amount on account of taxes or other governmental charges or that such securities must be registered under the Securities Act or other law in order to be distributed to Holders) the Depositary deems such distribution not to be feasible, the Depositary may adopt such method as it may deem equitable and practicable for the purposes of effecting such distribution, including, but not be limited to, the public or private sale of the securities or property thus received, or any part thereof, and the net proceeds of any such sale (net of the fees of the Depositary) will be distributed by the Depositary to the Holders entitled thereto as in the case of a distribution received in cash.

     If the Depositary determines that any distribution of property (including Eligible Securities and rights to subscribe therefor) is subject to any taxes or other governmental charges which the Depositary is obligated to withhold, the Depositary may, by public or private sale, dispose of all or a portion of such property in such amount and in such manner as the Depositary deems necessary and practicable to pay such taxes or charges, and the Depositary will distribute the net proceeds of any such sale after deduction of taxes or charges to the Holders entitled thereto in proportion to the number of ADSs held by them, respectively.

     References in this paragraph to "Holders" are to Holders as of the record date fixed pursuant to Section 4.06 of the Deposit Agreement.

     (16) "Record Dates".  Whenever any cash dividend or other cash distribution
          --------------
shall become payable or any distribution other than cash shall be made, or whenever rights shall be issued with respect to the Deposited Securities, or whenever for any reason the Depositary causes a change in the number of Eligible Securities that are represented by each ADS, or whenever the Depositary shall receive notice of any meeting of holders of Common Eligible Securities or other Deposited Securities, or whenever the Depositary shall find it necessary or convenient, the Depositary will, subject to the requirements of applicable law and the regulations of any stock exchange on which the ADSs may be listed, fix a record date which shall be the same date, to the extent practicable, as the record date for the Eligible Securities or other Deposited Securities, or if different, to be fixed as soon thereafter as practicable; (a) for the determination of the Holders who will be (i) entitled to receive such dividend, distribution or rights, or the net proceeds of the sale thereof, or (ii) entitled to give instructions for the exercise of voting rights at any such meeting, or (b) on or after which each ADS will represent the changed number of Eligible Securities, subject to the provisions contained herein. Subject to the provisions of Sections 4.01 through 4.05 and 5.09 of the Deposit Agreement and to the other terms and conditions of the Deposit Agreement, the Holders on such record date shall be entitled to receive the amount distributable by the Depositary with respect to such dividend or other distribution or such rights or the net proceeds of sale thereof, to give voting instructions for the Deposited Securities, or to exercise the rights of Holders under the Deposit Agreement with respect to such changed number of Eligible Securities, represented by each ADS, in proportion to the number of ADSs held by them respectively, or with respect to such other matter. The Depositary shall promptly notify the New York Stock Exchange, Inc. of any action to fix a record date for the ADSs or to close the transfer books for the ADSs.


     (17) "Voting of Deposited  Securities".  Each Holder of an ADR appoints the
          --------------------------------
Depositary as its representative to exercise the voting rights with respect to the Eligible Securities or other Deposited Securities represented by the ADSs. Holders may exercise voting rights with respect to the Eligible Securities represented by such ADSs only in accordance with the provisions contained herein. Except as described below, Holders will not be able to exercise voting rights attaching to the Deposited Securities on an individual basis. According to ROC Company Law, a shareholder's voting rights attaching to shareholdings in a ROC company must, as to all matters subject to a vote of shareholders (other than the election of directors and supervisors, if such election is done by means of cumulative voting), be exercised as to all shares held by such shareholder in the same manner. Accordingly, the voting rights attaching to the Deposited Securities must be exercised as to all matters subject to a vote of shareholders by the Depositary, as representative of the Holders, collectively in the same manner, except in the case of an election of directors and supervisors. The election of directors and supervisors is by means of cumulative voting unless the Company's Articles of Incorporation stipulate otherwise.


     The Company will provide to the Depositary sufficient copies (including English translations), as the Depositary may reasonably request, of notices of meetings of shareholders of the Company and the agenda therefor (containing an indication of the number of directors or supervisors to be elected if an election of directors or supervisors is to be held at the meeting), and, upon the request of the Depositary, a list of the candidates who have expressed their intentions to run for an election of directors or supervisors, which the Depositary will mail to Holders as soon as practicable after receipt of the same by the Depositary, together with a voting instruction form by which each Holder may give instructions to the Depositary to vote for or against each resolution specified in the agenda for the meeting and to vote, on a cumulative basis (if the election is done by means of cumulative voting), for the persons designated by such Holder as directors and supervisors. In order for such voting instructions to be valid, the voting instruction form must be completed and duly signed by the Holder and returned to the Depositary by such date as the Depositary may specify, not to be earlier than 10 days after mailing of the voting instruction form to the Holders and not to be later than five days prior to the date of the shareholders' meeting. For the benefit of the Holders, the Depositary has agreed to request the list of candidates who have expressed their intentions to run for election of directors or supervisors. In Connection with an election for the directors or supervisors, additional or different candidates may be nominated at the meeting of the shareholders than those proposed in the list provided by the Company. In the event (i) any such additional or different candidates are nominated at the meeting or (ii) the number of directors or supervisors to be elected is changed subsequent to the mailing of the relevant voting instruction form by the Depositary, the Depositary may develop procedures to calculate votes in a manner not inconsistent with the provisions of Section
4.07 of the Deposit Agreement; provided, however, that the Depositary shall not exercise any discretion with regard to any voting rights and shall develop such procedures so as to give effect, to the extent practicable, to the intent of the Holders.

     Subject to the provisions described in the second succeeding paragraph, which will apply to the election of directors and supervisors done by means of cumulative voting, if a Holder or Holders together holding at least 51% of the ADSs outstanding at the relevant record date instruct the Depositary to vote in the same manner in respect of one or more resolutions to be proposed at the meeting (other than the election of directors or supervisors), the Depositary will notify the instructions to the Chairman of the Board of Directors of the Company or such other person as he may designate (the "Representative") and appoint the Representative as the representative of the Depositary and the Holders to attend such meeting and vote all the Deposited Securities represented by ADSs to be voted in the manner so instructed by such Holder or Holders in relation to such resolution or resolutions (the "Voting Instruction").


     If, for any reason, the Depositary has not by the date specified by it received instructions from a Holder or Holders together holding at least 51% of all the ADSs outstanding at the relevant record date to vote in the same manner in respect of any of the resolutions specified in the agenda for the meeting (other than the elections of directors or supervisors), then such Holders will be deemed to have instructed the Depositary to authorize and appoint the Representative as representative of the Depositary and the Holders to attend such meeting and vote all the Deposited Securities represented by ADSs as such Representative deems appropriate with respect to such resolution or resolutions, which may not be in the interests of the Holders.

     The Depositary will notify the instructions for the election of directors and supervisors received from Holders to the Representative and appoint the Representative as the representative of the Depositary and the Holders to attend such meeting, and vote the Deposited Securities represented by ADSs as to which the Depositary has received instructions from Holders for the election of directors and supervisors in the matter so instructed, subject to any restrictions under ROC law and the Articles of Incorporation of the Company. Such Holders who by the date specified by the Depositary have not delivered instructions to the Depositary, will be deemed to have instructed the Depositary to authorize and appoint the Representative as the representative of the Depositary and the Holders to attend such meeting and vote all the Deposited Securities represented by ADSs as to which the Depositary has not received instructions from the Holders for the election of directors and supervisors as the Representative deems appropriate with respect to such resolution or resolutions, which may not be in the best interests of the Holders. Candidates standing for election as representatives of a shareholder may be replaced by such shareholder prior to the meeting of shareholders and the votes cast by the Holder for such candidates shall be counted as votes for their replacements.

     The Depositary's notification of a Voting Instruction or appointment of a Representative in the manner and circumstances described above shall be subject to the receipt (at the sole cost and expense of the Depositary) by the Depositary of an ROC legal opinion (which opinion may be delivered at the time of entering into the Deposit Agreement) addressed to, and in the form and substance satisfactory to, the Depositary, to the effect that under ROC law (i) the Deposit Agreement is valid, binding and enforceable against the Company and the Holders of ADSs, and (ii) the Depositary will not be deemed to be authorized to exercise any discretion when voting in accordance with this paragraph and will not be subject to any potential liability under ROC law for losses arising from such voting; provided, however, in the event of a change in applicable ROC law after the date of this agreement the Depositary shall be entitled to an opinion of ROC outside counsel with respect to (i) and (ii) above prior to the next occurring shareholders' meeting subsequent to such change in applicable ROC law. The Company and the Depositary shall take such actions, including the amendment of Section 4.07 of the Deposit Agreement, as they shall deem appropriate to endeavor to provide for the exercise of voting rights attached to the Shares at future shareholders' meetings of the Company in a manner consistent with applicable ROC law.

     By continuing to hold ADRs, all Holders will be deemed to have agreed to the voting provisions set forth herein as they may be amended from time to time.


     As of the date hereof, the ROC Company Law and the Articles of Incorporation of the Company provide that a holder of Shares (including any holder of interest in any certificate of payment evidencing the irrevocable right to receive Shares) has one vote for each Share.


     The Depositary will not, and the Depositary will endeavor to ensure that the Custodian and their respective nominees (including the Representative) do not (except as described above), exercise any discretion as to voting, nor vote or attempt to exercise the right to vote that attaches to the Deposited Securities, other than in accordance with such instructions.

     (18) "Changes Affecting Deposited  Securities".  Upon any change in nominal
          -----------------------------------------
or par value, split up, consolidation or other reclassification of Deposited Securities, or upon any capitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, and upon the Depositary having obtained specific regulatory approval, if necessary, for the issuance of additional ADSs from the appropriate governmental entity in the ROC, any securities which shall be received by the Depositary or the Custodian in exchange for, in conversion of or in respect of Deposited Securities will be treated as new Deposited Securities under the Deposit Agreement, and the ADSs shall thenceforth represent, in addition to the existing ADSs, the right to receive the new Deposited Securities so received, unless additional ADRs are delivered pursuant to the following sentence. In any such, case, the Depositary may, after consulting with the Company, and will, if the Company so requests, execute and deliver additional Receipts as in the case of a distribution in Eligible Securities, or call for the surrender of outstanding Receipts to be
exchanged  for  new  Receipts  specifically   describing   such  new  Deposited
Securities. Furthermore, the Company and the Depositary shall determine whether any amendments to the terms of the Deposit Agreement are required in any such case.

     Notwithstanding the foregoing, in the event that any security or property so received may not be lawfully distributed to some or all Holders, the Depositary may, with the Company's approval, and shall if the Company requests, subject to receipt of an opinion of Company's counsel reasonably satisfactory to the Depositary that such action is not in violation of any applicable laws or regulations, sell such securities at public or private sale, at such place or places and upon such terms as it may deem proper, and may allocate the net proceeds of such sales for the account of the Holders otherwise entitled to such securities upon an averaged or other practicable basis without regard to any distinctions among such Holders and distribute the net proceeds so allocated to the extent practicable as in the case of a distribution received in cash pursuant to Section 4.01 of the Deposit Agreement.

     (19) "Reports; Inspection of Register". The Depositary shall make available
          ---------------------------------
for inspection by Holders at its Principal Office any reports and communications received from the Company which are both (a) received by the Depositary as representative of the holder of record of the Deposited Securities, and (b) made generally available to the holders of such Deposited Securities by the Company. The Depositary shall also promptly send to the Holders copies of such reports and communications when finished by the Company pursuant to Section 5.08 of the Deposit Agreement. Any such reports and communications furnished or made available to shareholders including any proxy form and agenda, furnished to the Depositary by the Company will be furnished in English when so required pursuant to any regulations of the Commission or any stock exchange on which the ADSs are listed.

     The Depositary shall keep books at its Principal Office for the registration of Receipts and transfers of Receipts, which office shall be open at all reasonable times for inspection by Holders and the Company, provided that such inspection shall not be for the purpose of communicating with Holders in the interest of a business or object other than the business of the Company or a matter related to the Deposit Agreement, the ADSs or the Receipts.

     (20)  "Taxation".  The  Depositary  or the  Custodian  will  forward to the
           ----------
Company or its agents such information from its records as the Company may reasonably request to enable the Company or its agent to file necessary reports with governmental authorities or agencies, and the Depositary, the Custodian or the Company or its agents may file such reports as are necessary to reduce or eliminate applicable taxes on dividends and on other distributions in respect of Deposited Securities. In accordance with instructions from the Company and to the extent practicable and at the expense of the Company, the Depositary will take, or will cause the Custodian to take, reasonable administrative actions to obtain tax refunds, reduced withholding of tax at source on dividends and other benefits under applicable tax treaties with respect to dividends and other distributions on the Deposited Securities. Holders may be required, from time to time to file such proof of taxpayer status or residence, to execute such certificates and to make such representations and warranties, or to provide any other information or documents as the Depositary may deem necessary or proper to fulfill the Depositary's obligations under applicable law. Holders shall provide the Depositary, in a timely manner, with copies, or originals if necessary and appropriate, of any such proofs of residence, taxpayer status, beneficial ownership and any other information or documents which the Depositary may reasonably request. The Holder shall indemnify the Depositary, the Company, the Custodian and any of their respective directors, employees, agents and Affiliates against, and hold each of them harmless from any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for such Holder pursuant to Section 4.l0 of the Deposit Agreement.

     The Depositary shall provide all Holders with evidence of foreign taxes withheld to the extent such information is available, but in no event shall the Depositary be held liable for a Holder's failure to obtain foreign tax credits against the Holder's United States federal income tax liability.

     If any withholding tax is imposed at source on any amounts paid under the Deposit Agreement and the Company is required to withhold and pay such tax, the Company shall promptly surrender to the Depositary the original tax receipt or other proof of payment in a form reasonably satisfactory to the Depositary. Additionally, if any tax is paid by the Company (e.g., stamp duty tax or capital gains tax) relating to any amounts paid under the Deposit Agreement, the Company shall promptly surrender to the Depositary the original tax receipt or other proof of payment in all form reasonably satisfactory to the Depositary.

     In no event shall the Depositary be held liable if the Company or any subsidiary thereof constitutes a Foreign Personal Holding Company, Passive Foreign Investment Company, or any other type of entity that may result in a Holder's increased tax liability in respect of (i) gain realized on the sale or other disposition of the ADRs or (ii) dividends. The Depositary is under no obligation to provide any Holder with any information regarding the tax status of the Company in the current or any succeeding taxable years.

     (21) "Liability of the Company and the Depositary".  Neither the Depositary
          ---------------------------------------------
nor the Company nor any of their respective directors, employees, agents or Affiliates will be liable to any Holder or other person or entity, if by reason of any provision of any present or future law or regulation of the United States, the ROC or any other country, or of any other governmental or regulatory authority or stock exchange or by reason of any provision, present or future, of the Articles of Incorporation of the Company, or by reason of any provision of any securities issued or distributed by the Company, or any offering or distribution thereof, or by reason of any act of God or war or other circumstance beyond its control, the Depositary or the Company or any of their respective directors, employees, agents, or Affiliates shall be prevented, delayed or forbidden from, or be subject to any civil or criminal penalty on account of, doing or performing any act or thing which by the terms of the Deposit Agreement or the Deposited Securities it is provided will be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for under the Deposit Agreement. Where, by the terms of a distribution pursuant to Section 4.01, 4.02, or 4.03 of the Deposit Agreement, or an offering or distribution pursuant to Section 4.04, 4.08 or 5.09 of the Deposit Agreement, or for any reason, such distribution or offering may not be lawfully made available to Holders, and the Depositary may not lawfully dispose of such distribution or offering on behalf of such Holders and make the net proceeds available to such Holders, then the Depositary will not make such distribution or offering, and will allow the rights, if applicable, to lapse.

     The obligations of the Company and the Depositary and their respective agents under the Deposit Agreement are expressly limited to performing their respective duties specified herein in good faith and using their reasonable judgment.

     Each of the Depositary and its agents assumes no obligation and shall be subject to no liability under the Deposit Agreement or the Receipts to Holders or other persons, except to perform such obligations as are specifically set forth and undertaken by it to perform in the Deposit Agreement without negligence and in good faith. The Depositary and the Company undertake to perform such duties and only such duties as are specifically set forth in the Deposit Agreement, and no implied covenants or obligations shall be read into the Deposit Agreement against the Depositary or the Company or their respective agents. Without limitation of the preceding, none of the Depositary, its Affiliates nor its agents or the Company, its Affiliates or its agents shall be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of the Receipts, which in its opinion may involve it in expense or liability, unless an indemnity satisfactory to it in its sole discretion against all expense (including fees and disbursements of counsel) and liability shall be furnished as often as may be required, and no Custodian shall be under any obligation whatsoever with respect to such proceedings, the Custodian being responsible solely to the Depositary. Neither the Depositary, its Affiliates, nor its agents, or the Company, its Affiliates, nor its agents shall be liable for any action or inaction by it or them in reliance upon the advice of or information from legal counsel, accountants, any person presenting Eligible Securities for deposit, any Holder or any other person believed by it or them in good faith to be competent to give such advice or information. Each of the Depositary, its Affiliates and its agents and the Company, its Affiliates and its agents may rely and shall be protected in acting upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

     The Depositary and its agents shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any vote is cast or the effect of any vote, or for the failure of the Company to exchange any certificate of payment into Shares, provided that any such action or omission is in good faith and in accordance with the terms of the Deposit Agreement. The Depositary shall not be obligated in any way to monitor or enforce the obligations of the Company, including without limitation, in respect of any certificate of payment, the conversion of such certificate of payment into Shares.

     (22) "Resignation and Removal of the Depositary; the Custodian". The
          ----------------------------------------------------------
Depositary may at any time resign as Depositary by sixty (60) days' written notice of its election so to do to the Company, such resignation to take effect upon the earlier of (i) the appointment of a successor depositary and its acceptance of such appointment as hereinafter provided and (ii) the expiration of sixty (60) days after delivery to the Company of such notice.

     The Depositary may at any time be removed by the Company by sixty (60) days' written notice of such removal which shall become effective upon the earlier of (i) the sixtieth (60th) day after delivery thereof to the Depositary and (ii) the appointment of a successor depositary and its acceptance of such appointment as hereinafter provided.

     (23)  "Amendment of Deposit  Agreement and Receipts".  The form of ADRs and
           ----------------------------------------------
any provisions of the Deposit Agreement may at any time and from time to time be amended by agreement between the Company and the Depositary without the consent of the Holders or Beneficial Owners of ADRs, provided, however, that any amendment that imposes or increases any fees or charges (other than taxes and other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or which otherwise prejudices any substantial existing right of Holders, will not take effect as to outstanding ADRs until the expiration of thirty (30) days after notice of any amendment has been given to the Holders of outstanding ADRs, and in any case, to the extent necessary to comply with applicable laws or regulations. Every Holder of an ADR or beneficial interest therein, at the time any amendment so becomes effective, will be deemed, by continuing to hold such ADR or beneficial interest therein, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event will any amendment impair the right of the Holder or Beneficial Owner of any ADR to surrender such ADR or beneficial interest therein and to receive therefor the Deposited Securities represented thereby, except to comply with mandatory provisions of applicable law.

     (24) "Termination of Deposit Agreement". The Depositary will at any time at
          ----------------------------------
the direction of the Company terminate the Deposit Agreement by mailing notice of such termination to the Holders at least sixty (60) days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement by mailing notice of such termination to the Company and the Holders then outstanding at least sixty (60) days prior to the date fixed in such notice of termination if, any time after sixty (60) days have expired after the Depositary will have delivered to the Company a written notice of its election to resign, a successor depositary will not have been appointed and accepted its appointment, in accordance with the terms of the Deposit Agreement.

     On and after the date of termination, the Holder of an ADR will, upon (a) surrender of such ADR at the Principal Office, (b) payment of the fee of the Depositary for the surrender of ADRs referred to in the Deposit Agreement, and
(c) payment of any applicable taxes or governmental charges, be entitled to delivery, to him or upon his order, of the amount of Deposited Securities represented by the ADSs evidenced by such ADR. If any ADRs remain outstanding after the date of termination of the Deposit Agreement, the Depositary thereafter will discontinue the registration of transfers of ADRs, will suspend the distribution of dividends to the Holders thereof and will not give any further notices or perform any further acts under the Deposit Agreement except the collection of dividends and other distributions pertaining to the Deposited Securities, the sale of rights and other property and the delivery of underlying Eligible Securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs (after deducting, in each case, the fees of the Depositary for the surrender of an ADR and other expenses set forth in, the Deposit Agreement and my applicable taxes or governmental charges).

     At any time after the expiration of six months from the date of termination, the Depositary may sell the Deposited Securities then held under the Deposit Agreement and may hold uninvested the net proceeds of such sale, together with any other cash, unsegregated and without liability for interest, for the pro rata benefit of the Holders of Receipts that have not theretofore surrendered their ADRs, such Holders thereupon becoming general creditors of the Depositary with respect to such net proceeds. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement, except to account for net proceeds and other cash (after deducting, in each case, the fee of the Depositary and other expenses set forth herein for the surrender off an ADR and any applicable taxes or other governmental charges). The Company will not appoint any other depositary for issuance of ADRs so long as Citibank, N.A. is acting as Depositary under the Deposit Agreement. Upon termination of the Deposit Agreement, the Company will also be discharged from all obligations under the Deposit Agreement except for its obligations to the Depositary under Sections 5.06 and 5.10 of the Deposit Agreement.

     (25)  "Certain  Rights  of the  Depositary;  Limitations".  Subject  to the
           ---------------------------------------------------
further terms and provisions of Section 5.11 of the Deposit Agreement, Citibank, N.A. and its agents may own and deal in any class of securities of the Company and its affiliates and in Receipts. The Depositary may issue Receipts against evidence of rights to receive Eligible Securities from the Company, or any custodian, registrar, transfer agent, clearing agency or other entity involved in ownership or transaction records in respect of the Eligible Securities. Such evidence of rights shall consist of written blanket or specific guarantees of ownership of Eligible Securities furnished on behalf of the holder thereof. In its capacity as Depositary, the Depositary shall not lend Eligible Securities or Receipts; provided, however, that the Depositary may, to the extent permitted by applicable, law, (i) issue Receipts prior to the receipt of Eligible Securities pursuant to Section 2.03 of the Deposit Agreement and (ii) deliver Eligible Securities prior to the receipt and cancellation of Receipts pursuant to Section
2.06 thereunder, including Receipts which were issued under (i) above but for which Eligible Securities may not have been received (each such transaction a "Pre-Release Transaction"). The Depositary may receive Receipts in lieu of Eligible Securities in satisfaction of a Pre-Release; provided that the Depositary may not execute any Pre-Release (a) prior to receipt of any required ROC regulatory approval or (b) if such release wound violate applicable law. Each Pre-Release must be (i) preceded or accompanied by a written representation by the person or entity (the "Applicant") to whom the Receipts or Eligible Securities are to be delivered that such Applicant, or its customer, owns the Eligible Securities our Receipts to be remitted, as the case may be, and assigns all right, title and interest therein to the Depositary for the benefit of the Holders, and such other representations and agreements as are set forth in the Deposit Agreement, (ii) at all times fully collateralized with cash or such other collateral as the Depositary deems appropriate, (iii) terminable by the Depositary on not more than five business days notice and (iv) subject to the further indemnities and credit regulations as the Depositary deems appropriate. The number of Receipts that are outstanding at any time as a result of Pre-Release will not normally exceed 30% of the Eligible Securities deposited thereunder, provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate, after consultation with the Company. The Depositary may also set limits with respect to the number of Receipts and Eligible Securities involved in Pre-Release Transactions with any one Applicant on a case by case basis as it deems appropriate. Neither Temporary ADSs nor any interest in any certificate of payment shall be eligible for Pre-Release Transactions under the Deposit Agreement.

     The Depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided pursuant to (ii) above, but not the earnings thereon, shall be held for the benefit of the Holders (other than the Applicant).

     (26) "Compliance with U.S.  Securities Laws".  Notwithstanding  anything in
          ---------------------------------------
the Deposit Agreement or the Receipts to the contrary, the Company and the Depositary each agrees that it will not exercise any rights it has under the Deposit Agreement to prevent the withdrawal or delivery of Deposited Securities in a manner which would violate the U.S. securities laws, including, but not limited to, Instruction I.A.(1) of the General Instructions to Form F-6, as amended from time to time, under the Securities Act.

     (27) "Disclosure of Ownership and Shareholders' Rights". The Company
          --------------------------------------------------
hereby agrees, for so long as may be required for the benefit of Holders of ADRs while the Deposit Agreement remains in effect, that it shall register the Depositary or its nominee in its register of shareholders with respect to all Eligible Securities or other Deposited Securities deposited with the Custodian at any time and from time to time for the benefit of Holders of ADRs.

     The Company further covenants, for so long as the Deposit Agreement remains in effect, that, with respect to all Eligible Securities or other Deposited Securities deposited with the Custodian at any time and from time to time for the benefit of Holders of ADRs, it will not suspend (a) the status of the Depositary or its nominee as registered shareholder of the Company or (b) the rights of holders of Eligible Securities or other Deposited Securities, including the right to vote, in or connected to such Eligible Securities or other Deposited Securities deposited with the Custodian, subject to the provisions of the Deposit Agreement.

     Notwithstanding that the Depositary will act for the Holders of ADRs and will be unable to make the disclosures or declarations required under the Company's Article of Incorporation, the Company shall treat the Depositary, acting for the Holders of ADRs, equally with any other registered holder of Eligible Securities or other Deposited Securities with respect to the exercise of all rights of registered holders of Eligible Securities or other Deposited Securities, including, but not limited to, the right to vote and to receive dividends or other distributions, subject to the provisions of the Deposit Agreement.

     If as a result of a change of ROC law, the Depositary acting for the Holders of ADRs shall no longer be able to exercise the rights of a registered holder of Eligible Securities as provided in the preceding paragraphs, the Company agrees to use its reasonable efforts to give the Depositary and the Holders not less than thirty (30) days prior written notice thereof.

     FOR VALUE RECEIVED, the undersigned Holder hereby sell(s), assign(s) and transfer(s) unto __________________ whose taxpayer identification number is _____________ and whose address including postal zip code is _________________ the within Receipt and all rights thereunder, hereby irrevocably constituting and appointing ______ attorney-in-fact to transfer said Receipt on the books of the Depositary with full power of substitution in the premises.

Dated:  _________________                        Signature:  ___________________

NOTE: The signature to any endorsement hereon must correspond with the name as written upon the face of this Receipt in every particular, without alteration or enlargement or any change whatsoever.

     If the endorsement be executed by an attorney, executor, administrator, trustee or guardian, the person executing the endorsement must give his full title in such capacity and proper evidence of authority to act in such capacity, if not on file with the Depositary, must be forwarded with this Receipt.

     All endorsements or assignments of Receipts must be guaranteed by a member
of  a  Medallion   Signature   Program  approved  by  the  Securities   Transfer
Association, Inc.




                                                     SIGNATURE GUARANTEED


                                                     ___________________________

                                                                       EXHIBIT B


                           CHARGES OF THE DEPOSITARY


               Service                 Rate                   By Whom Paid

(1)  Issuance of ADSs;             Up to $5.00 per         Party for whom
     deposit of Eligible           100 American            deposits are made or
     Securities (including         Depositary Shares       party receiving ADSs
     distribution of ADSs          (or fractions
     pursuant to exercises         thereof) issued
     of rights or other free
     distributions of stock,
     but excluding stock
     dividends)


(2)  Delivery of Deposited         Up to $5.00 per 100     Party surrendering
     Securities, property          ADSs (or fraction       Receipts or making
     and cash against              thereof) surrendered    withdrawal
     surrender of ADSs


(3)  Distribution of cash          Up to $2.00 per 100     Party to whom
     proceeds (i.e. upon           ADSs held               distribution is made
     sale of rights and
     other entitlements)



     The Depositary will charge any party (i) who makes a deposit of Eligible Securities or to whom ADRs are issued, (ii) who surrenders an ADR for the purpose of delivery or withdrawal of deposited Eligible Securities or other Deposited Securities and (iii) to whom a distribution of Eligible Securities pursuant to an exercise of rights or other free distributions of Eligible Securities (other than with respect to stock splits or dividends) is made, a fee of up to $0.05 for each ADS (or fraction thereof) issued or surrendered, and a fee of up to $0.02 for each ADS (or fraction thereof) for any cash distribution (other than with respect to dividends) made pursuant to the Deposit Agreement. The Company will pay such expenses, fees or charges of the Depositary and those of the Registrar, if any, as are agreed to in a written agreement between the Company and the Depositary, except for taxes and other governmental charges, any applicable share transfer, custody and registration fees on deposit, withdrawal, or transfer of Eligible Securities, certain cable, telex, facsimile transmission and delivery charges and such expenses as are incurred by the Depositary in the conversion of foreign currency into U.S. dollars, and in connection with compliance with foreign exchange control regulations, which shall be payable by Holders.


                                      B-1